Financial Statements Bulletin 2017:
Good development in all segments: Finland, Slovakia and Czech Republic as the result engines

Unless otherwise noted, the figures in brackets refer to the corresponding period in the previous year and are of the same unit.

Segment reporting, POC

Residential projects for consumers recognised as income in line with degree of sales and construction1

October–December

•	Revenue increased by 8% to EUR 554.3 million (513.7).
•	Adjusted operating profit amounted to EUR 56.4 million (28.7) and adjusted operating profit margin was 10.2% (5.6).
•	EUR -16.0 million of adjusting items were booked in the period.
•	Order backlog remained stable at the level of the end of September and amounted to EUR 2,568.5 million (9/2017: 2,527.5).

January–December

•	Revenue increased by 7% to EUR 1,908.6 million (1,783.6).
•	Adjusted operating profit amounted to EUR 122.3 million (79.9) and adjusted operating profit margin was 6.4% (4.5).
•	EUR -20.0 million (-27.0) of adjusting items were booked in the period.
•	Board of Directors proposes a dividend of EUR 0.25 (0.22) per share.

Group reporting, IFRS

Residential projects for consumers recognised as income upon completion1

October–December

•	Revenue increased by 17% to EUR 612.4 million (525.0).
•	Operating profit amounted to EUR 44.1 million (25.3), and operating profit margin was 7.2% (4.8).
•	Adjusted operating profit amounted to EUR 60.1 million (25.3) and adjusted operating profit margin was 9.8% (4.8).
•	Operating cash flow after investments, excluding discontinued operations amounted to EUR 171.0 million (-21.4).

January–December

•	Revenue increased by 19% to EUR 1,993.8 million (1,678.3).
•	Operating profit amounted to EUR 85.5 million (17.7) and operating profit margin was 4.3% (1.1).
•	Adjusted operating profit amounted to EUR 105.6 million (44.7) and adjusted operating profit margin was 5.3% (2.7).
•	Operating cash flow after investments, excluding discontinued operations amounted to EUR 164.5 million (-43.1).
1In segment reporting, the revenue and profit are recognised by multiplying the percentage of completion by the percentage of sale, i.e. according to the percentage of completion method, which does not fully comply with the Group’s IFRS accounting principles. According to the Group’s IFRS accounting principles, revenue from residential projects for consumers is recognised upon completion. Furthermore, in Group reporting, part of the interest expenses are capitalised according to the IAS 23 standard, which causes differences in operating profit and financial expenses between segment reporting and Group reporting.

2 | Financial Statements Bulletin 2017 |

Outlook for 2018

Due to the merger of YIT and Lemminkäinen, YIT does not issue numerical guidance for the Group but is issuing a general outlook that describes future development instead. YIT’s outlook is based on assumptions and the management’s estimates of the development of demand in the Group’s operating environment and segments. The Board of Directors will assess, and later announce, whether it is appropriate to issue numerical guidance for the merged company.

The Board of Directors of the merged company will separately assess the merged company’s outlook for 2018 and publish the outlook in a separate stock exchange release as soon as possible.

Housing Finland and CEE: Consumer demand for apartments is expected to remain at a good level. Activity among large residential investors is expected to be lower than in the previous years.

Housing Russia: The demand for apartments is expected to remain at the same level as seen on average in the second half of 2017. Residential prices are expected to remain low.

Business Premises and Infrastructure: The rental demand for business premises is expected to remain at the previous year’s level in growth centres. The contracting market is expected to remain active, but contract sizes are expected to decrease on average.

Partnership Properties: Activity among property investors is expected to remain at a good level, particularly for centrally located projects in the Helsinki metropolitan area and in major growth centres.

The adjusted operating profit[2] is expected to fluctuate significantly between the quarters. The adjusted operating profit for the first quarter of 2018 is expected to be low due to normal seasonal variation.

2Adjusted operating profit reflects the result of ordinary course of business and it does not include material reorganisation costs, impairment charges or other items affecting comparability. Adjusted operating profit is disclosed to improve comparability between reporting periods. Adjusting items are defined more precisely in note 3.4 in the tables.

In order to clarify its terminology for key financial figures, YIT starts to use the terms Capital Employed and Return on Capital Employed (ROCE) for segment reporting instead of previously used Operative Invested Capital and Return on Operative Invested Capital (ROI). The formulas for these financial figures remain unchanged.

Cover picture: Ari Hallami

3 | Financial Statements Bulletin 2017 |

Kari Kauniskangas, President and CEO:

The year 2017 was a success for YIT. In terms of the Group’s profitability, the final quarter of the year was one of the best in YIT’s entire history. I am especially pleased about the fact that all of our segments showed positive development during the year. Our earnings per share multiplied compared to the previous year. With respect to our strategic objectives, we achieved the targets set for our revenue growth and cash flow. We also took large strides towards our long-term target for return on investment. The year 2017 will also be remembered for the merger of YIT and Lemminkäinen, which was announced in the summer and is now completed at the beginning of February. The combination is a strategically important step for YIT and it creates a balanced and stable platform for the growth into one of the leading urban developers in the Northern European construction market.

The revenue of the Housing Finland and CEE segment increased by 15 per cent and its adjusted operating profit grew by 37 per cent year-on-year. The adjusted operating profit margin was close to 10 per cent for the full year and exceeded 12 per cent in the final quarter. In 2017, we achieved our goal of improving profitability by increasing consumer sales and responding to consumer demand by building affordable and flexible apartments in growth centres. Residential demand and YIT’s growth continued to be strong in the CEE countries, with profitability remaining at a good level. We have established a significant foothold in the Czech Republic and Slovakia in the six to eight years we have been present in those markets, as exemplified by our position as the largest housing developer in Bratislava.

In Russia, the macro environment turned to growth after several years of recession, and residential sales picked up in the second half of the year after a challenging start to 2017. We anticipate that housing demand will continue to improve slowly and that prices will remain low. Our euro-denominated revenue was on a par with the previous year, while our adjusted operating profit margin was 2.4 per cent for the full year and 6.4 per cent in the final quarter. We took a significant step towards our goal of decreasing our capital employed in Russia by selling approximately half of the Novo-Orlovsky plot in St. Petersburg for about RUB 2.5 billion (approximately EUR 36 million) in December.

In the Business Premises and Infrastructure segment, the highlight of the year was the successful completion and sale of the Kasarmikatu 21 office building together with our partners. We also completed all of our other pending property transactions in December. Our order backlog is strong and the major projects, such as Tripla, progressed according to plan. During the year, we prepared the launch of the new Partnership Properties segment. The new segment became operational on January 1, 2018. The new segment will focus on financing the initial phases of major development projects and on the ownership and subsequent realisation of the developed properties at the right moment. This improves our capacity to carry out diverse and large projects and enhances the transparency of our reporting.

The preparations for the merger between YIT and Lemminkäinen proceeded according to plan, within the limits stipulated by competition law. We are ready to complete the merger and we are excited by the opportunities that the merger will create for our personnel and the Group as a whole.

I would like to take this opportunity to thank our customers for their trust and cooperation, as well as our personnel and partners for working with such commitment and enthusiasm to achieve our goals.

Segment reporting, POC

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Major events

Merger of YIT and Lemminkäinen

YIT Corporation and Lemminkäinen Corporation announced on June 19, 2017 the plan to combine the two companies.
•	Through the combination, a platform for the growth into one of the leading urban developers in the Northern European construction market is created.
•
The combination of YIT and Lemminkäinen is expected to create significant value for the shareholders of the combined company through decreased sensitivity to economic cycles and improved competitiveness providing a strong platform for growth. The combination of YIT and Lemminkäinen will form a balanced business portfolio of Housing, Business Premises, Infrastructure and Partnership Properties (a new business area as of January 1, 2018).

•
The combination will be implemented as a statutory absorption merger whereby Lemminkäinen is merged into YIT, Lemminkäinen’s shareholders will receive YIT shares as merger consideration and Lemminkäinen will be dissolved. Lemminkäinen’s shareholders will receive as merger consideration 3.6146 new shares in YIT for each share in Lemminkäinen owned by them, corresponding to an ownership in the combined company post-completion of 60% for YIT shareholders and 40% for Lemminkäinen shareholders. As a result of the registration of the completion of the merger, the number of YIT's shares increases to 211,099,853 shares in total and the share capital is increased by EUR 500,000 to EUR 149,716,748.22 .

The Finnish Financial Supervisory Authority approved the merger prospectus concerning the merger of YIT and Lemminkäinen on August 24, 2017 and granted an exemption from the obligation to publish listing prospectus. YIT published the merger prospectus on its website on August 25, 2017 and a Stock Exchange release on the supplement to the merger prospectus on September 7, 2017.

The Extraordinary General Meetings of YIT and Lemminkäinen held on September 12, 2017 approved the merger. YIT published the notice to the General Meeting as a Stock Exchange release on July 27, 2017 and Stock Exchange releases on resolutions passed at the Extraordinary General Meetings on September 12, 2017. PEAB AB was the only shareholder who voted against the merger of YIT and Lemminkäinen and demanded redemption of its shares at the Extraordinary General Meeting of Lemminkäinen on September 12, 2017. PEAB AB announced on October 9, 2017 that it has divested its entire holding in Lemminkäinen Corporation. As a result of the divestment, the redemption claim concerning the shares presented by PEAB at the General Meeting of Lemminkäinen became void and in connection with the combination of the companies, the entire merger consideration will be given as YIT shares.

After the review period, The Finnish Competition and Consumer Authority (the "FCCA") approved the merger on January 26, 2018. Already earlier, the competition authorities of Russia, Slovakia, Estonia and Lithuania have approved the merger and the merger does not require authority permits in other countries. The Boards of Directors of both companies approved the completion of the merger on January 31, 2018 and the merger has been notified in the Finnish Trade Register so that the merger is completed on February 1, 2018. As a result of the registration of merger completion, the resolutions of the Extraordinary General Meeting of YIT held on September 12, 2017 regarding the composition of the Board of Directors, Amendment of the Articles of Association, the right to nominate members to YIT’s Nomination Board among others, become effective, as well as the financing arrangements agreed in connection with the merger, and other actions that YIT announced in the Stock Exchange Release regarding the merger completion on January 31, 2018.

YIT will publish pro forma information regarding the combined company from the financial period ended on December 31, 2017 before publishing of the Interim Report from the first quarter 2018.

The Stock Exchange releases, merger prospectus and other material concerning the merger are available at yitgroup.com/merger.

New Partnership Properties segment
YIT Corporation’s Board of Directors has decided to establish a new segment, Partnership Properties, as of the beginning of 2018. The new segment will focus on financing the development of significant projects as well as owning and timely divestment of plots and developed properties. According to its strategy, YIT targets to make the majority of big and long-term investments with partners. Esa Neuvonen is responsible for the segment for the time being.

5 | Financial Statements Bulletin 2017 |

Partnership Properties segment will be reported as a separate segment as of the beginning of 2018, which will improve the transparency of the value of YIT’s project development portfolio. The execution of Kasarmikatu 21 -project together with partners is a good example of the significance of owning in the initiation of projects and value creation for customers, partners and other stakeholders.

YIT published a Stock Exchange release regarding the Partnership Properties segment on June 19, 2017. The Stock Exchange release is available on YIT’s website www.yitgroup.com.

Guidance raise
YIT raised its guidance for 2017 on July 13, 2017 regarding both the Group revenue and the adjusted operating profit. According to the new guidance the Group revenue was estimated to grow by 5–12%. The adjusted operating profit was estimated to be in the range of EUR 105–115 million. The previous guidance estimated the Group revenue to grow by 0–10% and the adjusted operating profit to be in the range of EUR 90–105 million.

After the review period on January 12, 2018, YIT published a Stock Exchange Release where it announced to raise its estimate regarding the adjusted operating profit for 2017 and book a cost related to revaluation of balance sheet items. More information is available in the Events after the review period section.

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Key figures
Group reporting, IFRS
EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Revenue	612.4	525.0	17%	1,993.8	1,678.3	19%
Operating profit	44.1	25.3	74%	85.5	17.7	383%
Operating profit margin, %	7.2%	4.8%		4.3%	1.1%
Profit before taxes	39.5	21.8	82%	70.9	-2.5
Profit for the review period[1]	31.6	15.0	110%	56.6	-7.1
Earnings per share, EUR	0.25	0.12	110%	0.45	-0.06
Operating cash flow after investments, excluding discontinued operations	171.0	-21.4		164.5	-43.1
Net interest-bearing debt at end of period	455.0	598.6	-24%	455.0	598.6	-24%
Gearing ratio at end of period, %	88.7%	112.3%		88.7%	112.3%
Equity ratio at end of period, %	33.2%	31.2%		33.2%	31.2%

Segment reporting, POC
EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Revenue	554.3	513.7	8%	1,908.6	1,783.6	7%
Housing Finland and CEE	206.4	210.0	-2%	835.2	727.9	15%
Housing Russia	95.6	84.0	14%	268.3	267.9	0%
Business Premises and Infrastructure	254.9	222.4	15%	814.7	797.4	2%
Other items	-2.6	-2.8		-9.6	-9.7
Operating profit	40.4	28.7	41%	102.3	52.9	93%
Operating profit margin, %	7.3%	5.6%		5.4%	3.0%
Adjusted operating profit	56.4	28.7	97%	122.3	79.9	53%
Housing Finland and CEE	25.1	18.4	37%	81.7	59.9	37%
Housing Russia	6.1	2.8	121%	6.3	-2.3
Business Premises and Infrastructure	32.5	11.2	190%	56.3	38.1	48%
Other items	-7.4	-3.7		-22.0	-15.7
Adjusted operating profit margin, %	10.2%	5.6%		6.4%	4.5%
Housing Finland and CEE	12.2%	8.7%		9.8%	8.2%
Housing Russia	6.4%	3.3%		2.4%	-0.9%
Business Premises and Infrastructure	12.7%	5.0%		6.9%	4.8%
Adjusting items	-16.0	~~0.0~~		-20.0	-27.0
Profit before taxes	33.7	21.3	59%	81.2	13.8	489%
Profit for the review period[1]	26.0	16.1	62%	62.8	7.4	748%
Earnings per share, EUR	0.21	0.13	61%	0.50	0.06	747%
Return on investment (last 12 months), %	8.8%	4.7%		8.8%	4.7%
Net interest-bearing debt at end of period	455.0	469.3	-3%	455.0	469.3	-3%
Equity ratio at end of period, %	35.1%	35.1%		35.1%	35.1%
Order backlog at end of period	2,568.5	2,613.1	-2%	2,568.5	2,613.1	-2%
1 Attributable to equity holders of the parent company

	1–12/17	1–12/16	Change
Dividend per share, EUR	0.25[2]	0.22	14%
2 Board of Directors’ proposal to the Annual General Meeting

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Accounting principles applied in the Financial Statements Bulletin

YIT reports on its operations in accordance with IFRS, where the company applies, for example, the IFRIC 15 interpretation. In group reporting, self-developed residential projects are recognised as income upon project handover. The timing of completion of self-developed projects thus affects the Group’s revenue recognition, and therefore group figures may fluctuate greatly between different quarters. In addition, in group reporting part of the interest expenses are capitalised according to IAS 23 and reported as project costs above the operating profit when the project is completed. This causes differences in operating result and financial expenses between segment reporting and group reporting.

YIT Corporation’s management follows the development of the company’s business according to the segment reporting (POC) which is based on the percentage of completion based method. Therefore, the company’s performance is described in the explanatory statement of the Financial Statements Bulletin also according to segment reporting. The effects of the differences of the recognition principles are presented in detail in the tables to the Financial Statements Bulletin. The Financial Statements Bulletin does not include all of the notes or disclosure information as presented in the Financial Statements 2017. Therefore, the Financial Statements Bulletin should be read in conjunction with the Financial Statements 2017 that will be published during week 8/2018, at the latest.

Group financial development, group reporting (IFRS)

Residential projects for consumers recognised as income upon completion
IFRS, EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Revenue	612.4	525.0	17%	1,993.8	1,678.3	19%
Operating profit	44.1	25.3	74%	85.5	17.7	383%
Operating profit margin, %	7.2%	4.8%		4.3%	1.1%
Adjusted operating profit	60.1	25.3	137%	105.6	44.7	136%
Adjusted operating profit margin, %	9.8%	4.8%		5.3%	2.7%
Profit before taxes	39.5	21.8	82%	70.9	-2.5	-2992%
Profit for the review period[1]	31.6	15.0	110%	56.6	-7.1
Earnings per share, EUR	0.25	0.12	110%	0.45	-0.06
Order backlog at end of period	2,912.7	3,048.2	-4%	2,912.7	3,048.2	-4%
Effective tax rate, %	20.0%	30.9%		20.2%	-189.8%
1 Attributable to equity holders of the parent company

October–December

The Group’s revenue increased by 17% year-on-year. At comparable exchange rates, revenue increased by 14%. Revenue was increased by residential project completions, Novo Orlovsky plot sale in Russia and completion of business premises project sales transactions, among other things.
IFRS operating profit was EUR 44.1 million and the Group’s operating profit margin was 7.2% (4.8). The operating profit includes adjusting items of EUR -16.0 million related to the preparation of the merger and revaluation of balance sheet items.
The Group’s adjusted operating profit was EUR 60.1 million and The Group’s adjusted operating profit margin was 9.8% (4.8). The adjusted operating profit increased especially as a result of the completion of Kasarmikatu 21 office property sales transaction.

January–December

The Group’s revenue increased by 19% year-on-year. At comparable exchange rates, revenue increased by 16%. Revenue increased due to high number of residential project completions, among other things.
IFRS operating profit was EUR 85.5 million and the Group’s operating profit margin was 4.3% (1.1). The operating profit includes adjusting items of EUR -20.0 million related to the preparation of the merger and revaluation of balance sheet items. The increase in operating profit was affected by adjusting items of EUR -27.0 million in 2016 related to revaluation of the book values of plots in the Housing Russia segment. The Group’s adjusted operating profit was EUR 105.6 million and The Group’s adjusted operating profit margin was 5.3% (2.7). The adjusted operating profit increased due to the better margin content of residential completions relative to the comparison period, high number of completed apartments and the completion of Kasarmikatu 21 office property sales transaction.

8 | Financial Statements Bulletin 2017 |

Acquisitions and capital expenditure

IFRS, EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Gross investments	30.5	19.5	56%	80.1	83.5	-4%
% of revenue	5.0%	3.7%		4.0%	5.0%
Depreciation	3.6	6.7	-47%	14.2	16.5	-14%

YIT Corporation and Lemminkäinen Corporation announced on June 19, 2017 the plan to combine the two companies. After the review period, The Boards of Directors of both companies approved the completion of the merger on 31 January 2018 and the merger has been notified in the Finnish Trade Register so that the merger is completed on February 1, 2018. More information is available in the Major events section.
In December, YIT announced to have signed a set of agreements of the acquisition of Projektipalvelu Talon Tekniikka Oy. The acquisition forms a majority-owned subsidiary of YIT in which YIT’s housing company renovation in the Finnish capital region will be focused on. YIT acquired 48% of the company in December and acquires the majority during the first quarter of 2018.
Gross investments amounted to EUR 80.1 million, or 4.0% of revenue. Investments to construction equipment amounted to EUR 10.9 million (12.8) and investments to information technology totalled EUR 3.7 million (5.3). Other investments including investments in shares amounted to EUR 65.5 million (65.4) and consisted mainly of investments in the joint ventures.

Cash flow and invested capital

IFRS, EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Operating cash flow after investments, excluding discontinued operations	171.0	-21.4		164.5	-43.1
Cash flow of plot investments	-59.4	-32.2	84%	-139.0	-104.7	33%

IFRS, EUR million	12/17	12/16	Change	12/17	9/17	Change
Invested capital	1,155.4	1,263.4	-9%	1,155.4	1,240.9	-7%
Return on investment (last 12 months), %	7.2%	1.6%		7.2%	5.7%
Operating cash flow after investments, excluding discontinued operations in was EUR 164.5 million
(-43.1).
Cash flow was strenghtened by the change in construction stage financing to meet general domestic market practice. According to the practice implemented, the debt share applying to sold apartments amounting to EUR 123.5 million is reported in advances received. More information on the change is available in the Capital structure and liquidity position section. Cash flow was strenghtened also by good residential sales, the sale of a part of Novo Orlovsky plot, with almost half of the EUR 36 million sales price realised in 2017 as well as the sale of Kasarmikatu 21 office property. The company paid dividends of EUR 27.6 million for 2016 in compliance with the resolution of the Annual General Meeting.
Cash flow of plot investments increased by 33% to EUR -139.0 million (-104.7).
Invested capital decreased by 9% from the level of the end of the previous year and return on investment improved due to the increase in operating profit and decrease in invested capital. The increase in operating profit was affected by adjusting items of EUR -20.0 million (-27.0).

9 | Financial Statements Bulletin 2017 |

Capital structure and liquidity position
IFRS, EUR million	12/17	12/16	Change	12/17	9/17	Change
Net interest-bearing debt[1]	455.0	598.5	-24%	455.0	626.2	-27%
Cash and cash equivalents	89.7	66.4	35%	89.7	32.2	179%
Interest-bearing receivables	46.0	34.6	33%	46.0	42.9	7%
Interest-bearing debt	590.7	699.5	-16%	590.7	701.3	-16%
Bonds	149.7	149.5	0%	149.7	149.6	0%
Commercial papers	150.6	68.9	119%	150.6	190.7	-21%
Pension loans	55.4	81.7	-32%	55.4	64.2	-14%
Bank loans	115.0	89.8	28%	115.0	67.5	70%
Housing corporation loans[2]	85.6	276.0	-69%	85.6	194.9	-56%
Other loans	34.4	33.6	2%	34.4	34.4	0%
Average interest rate, %	3.15%	3.48%		3.15%	2.75%
Revolving credit facilities	200.0	200.0		200.0	200.0
Overdraft facilities	73.7	74.6	-1%	73.7	74.0	0%
Equity ratio, %	33.2%	31.2%		33.2%	30.6%
Gearing ratio, %	88.7%	112.3%		88.7%	124.0%
1From the beginning of 2017, YIT has taken interest-bearing receivables into account in net interest-bearing debt.
 2Comparison figures include sold receivables from housing development.

IFRS, EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Net financial expenses	-4.6	-3.6	28%	-14.6	-20.1	-27%
At the year-end, YIT’s liquidity position was strong. Cash and cash equivalents amounted to EUR 89.7 million and undrawn overdraft facilities amounted to EUR 73.7 million. In addition, YIT's committed revolving credit facility amounting to EUR 200 million was completely undrawn. The amount of undrawn committed housing corporation loan agreements related to domestic apartment projects was approximately EUR 269.4 million. In October, YIT signed a new three-year EUR 50 million bilateral bank loan.
In addition to normal financing transactions, YIT has secured a EUR 240 million Bridge Term Facility to cover the need for financing of the merger and a new EUR 300 million replacing revolving credit facility for the use of the company after the merger. YIT has obtained necessary waivers and amendments for the existing financing arrangements for the merger.
YIT’s revolving credit facility amounting to EUR 200 million, the bonds issued in 2015 and 2016 and bank loans include a covenant requiring the Group’s equity ratio based on the IFRS balance sheet to be higher than 25.0%. In addition, the revolving credit facility and bank loans include a covenant requiring the Group’s gearing ratio based on the IFRS balance sheet to be below 150.0%.
At the year-end, the equity ratio was 33.2 % and the gearing ratio was 88.7%. In the last quarter of the year, YIT changed the method of financing the domestic production of apartments sold to consumers. Previously, YIT has sold the site’s contract receivables to the financing bank, and the contract debt has been paid off with the housing company loan drawn when the project is completed.  YIT has now moved to a financing model in which the housing corporation loan is withdrawn according to the degree of completion and it finances the construction of the property. The model is general market practice and it has a positive impact on the reported net debt and key ratios.
From the beginning of 2017, YIT has taken interest-bearing receivables into account in net interest-bearing debt. Interest-bearing receivables are related to co-operation projects in line with YIT’s strategy. The other interest-bearing receivables are loans granted to a joint venture. The company’s view is that the new reporting method better reflects the amount of net liabilities. The changed reporting method for net debt does not affect the gearing ratio or the covenants of the company’s loan agreements. At the year-end, interest-bearing debt amounted to EUR 590.7 million and net interest-bearing debt was EUR 455.0 million. A total of EUR 10.4 million of long-term loans will mature during the year 2018.
Net financial expenses decreased year-on-year and amounted to EUR 14.6 million (20.1). Interest expenses at the amount of EUR 6.5 million (19.0) were capitalized in accordance with IAS 23. During the year, financial expenses were reduced compared to the previous year due to gains on interest rate derivatives and the decrease in hedged ruble position. YIT has from the beginning of the year specified the IAS 23 capitalization principles to better reflect the proportion of interest expenses directly related to construction.

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The interests on participations in housing corporation loans of unsold completed apartments are included in housing corporation charges and are thus booked in project expenses. In 2017, these expenses amounted to EUR 1.6 million (2.2).
At the year-end, EUR 27.4 million of the capital invested in Russia was debt investments (26.2) and EUR 384.1 million was equity investments or similar permanent net investments (362.8). In accordance with YIT’s hedging policy, the debt investments to subsidiaries are hedged against exchange rate risk, while equity investments are not hedged due to their permanent nature.

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Group financial development, segment reporting (POC)
Residential projects for consumers recognised as income in line with degree of sales and construction

Revenue

POC, EUR million	10–12/17	10–12/16	Change	Change[1]	1–12/17	1–12/16	Change	Change[1]
Revenue	554.3	513.7	8%	7%	1,908.6	1,783.6	7%	5%
Housing Finland and CEE	206.4	210.0	-2%	-2%	835.2	727.9	15%	15%
Housing Russia	95.6	84.0	14%	8%	268.3	267.9	0%	-11%
Business Premises and Infrastructure	254.9	222.4	15%	15%	814.7	797.4	2%	2%
Other items	-2.6	-2.8			-9.6	-9.7
1At comparable exchange rates

October–December

The Group’s revenue based on segment reporting increased by 8% year-on-year. At comparable exchange rates, revenue increased by 7%.
Revenue remained stable in the Housing Finland and CEE segment. In Finland, the lower completion rate of sold apartments had a negative impact on revenue recognition. Revenue increased in the Housing Russia segment due to Novo Orlovsky plot sale. Revenue was also supported by the pick-up in residential demand compared to the beginning of the year. Revenue increased also in the Business Premises and Infrastructure segment, thanks to the completion of sales transactions of Kasarmikatu 21 office property and Dixi office project. As a result of completing the sales transaction of Kasarmikatu 21 project YIT also recognised the share of its ownership of the construction contract revenue.

January–December

The Group’s revenue based on segment reporting increased by 7% year-on-year. At comparable exchange rates, revenue increased by 5%.
Revenue grew in the Housing Finland and CEE segment due to good consumer sales and plot sales. Revenue remained stable in Housing Russia and Business Premises and Infrastructure segments.
Revenue was increased by the plot sales to cooperation funds conducted in line with YIT’s strategy, among other things. The plot sales did not have a significant impact on the profit but they improved capital efficiency and supported the development of the key financial figures.

Revenue by geographical area, %, POC	10–12/17	10–12/16	1–12/17	1–12/16
Finland	68%	69%	73%	74%
Russia	17%	16%	14%	15%
The CEE countries	15%	15%	13%	11%

12 | Financial Statements Bulletin 2017 |

Result

POC, EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Operating profit	40.4	28.7	41%	102.3	52.9	93%
Operating profit margin, %	7.3%	5.6%		5.4%	3.0%
Adjusting items	-16.0	~~0.0~~		-20.0	-27.0
Adjusted operating profit	56.4	28.7	97%	122.3	79.9	53%
Housing Finland and CEE	25.1	18.4	37%	81.7	59.9	37%
Housing Russia	6.1	2.8	121%	6.3	-2.3
Business Premises and Infrastructure	32.5	11.2	190%	56.3	38.1	48%
Other items	-7.4	-3.7		-22.0	-15.7
Adjusted operating profit margin, %	10.2%	5.6%		6.4%	4.5%
Housing Finland and CEE	12.2%	8.7%		9.8%	8.2%
Housing Russia	6.4%	3.3%		2.4%	-0.9%
Business Premises and Infrastructure	12.7%	5.0%		6.9%	4.8%

October–December

The Group’s operating profit based on segment reporting increased by 41% to EUR 40.4 million and operating profit margin was 7.3% (5.6). The operating profit includes adjusting items of EUR -16.0 million related to the preparation of the merger and revaluation of balance sheet items.
Adjusted operating profit increased by 97% to EUR 56.4 million. Adjusted operating profit margin was 10.2% (5.6).
Profitability improved in all segments. The Housing Finland and CEE segment’s adjusted operating profit developed positively due to strong consumer sales. Improved gross margins of projects as well as improved sales especially in St. Petersburg and Moscow had a positive impact on the development of adjusted operating profit. The sale of Novo Orlovsky plot did not have an impact on profit. The Business Premises and Infrastructure segment’s profitability was boosted especially by the completion of Kasarmikatu 21 office property sales transaction.
Changes in foreign exchange rates had positive impact of EUR 0.5 million on operating profit.

January–December

The Group’s operating profit based on segment reporting increased by 93% to EUR 102.3 million and operating profit margin was 5.4% (3.0). The operating profit includes adjusting items of EUR -20.0 million related to the preparation of the merger and revaluation of balance sheet items. The increase in operating profit was affected by adjusting items of EUR -27.0 million in the comparison period related to revaluation of the book values of plots in the Housing Russia segment.
Adjusted operating profit increased by 53% to EUR 122.3 million. Adjusted operating profit margin was 6.4% (4.5).
The Housing Finland and CEE segment’s adjusted operating profit increased thanks to strong residential sales, especially consumer sales were good. In the Housing Russia segment, improved gross margins of projects had a positive impact on the development of the segment’s adjusted operating profit, however the result was weighed down by weak residential sales and low revenue recognised. The Business Premises and Infrastructure segment’s profitability was boosted especially by the completion of Kasarmikatu 21 office property sales transaction.
Changes in foreign exchange rates had positive impact of EUR 1.2 million on operating profit.
The plot sales of the year did not have significant impact on the profit.

POC, EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Profit before taxes	33.7	21.3	59%	81.2	13.8	489%
Profit for the review period[1]	26.0	16.1	62%	62.8	7.4	748%
Earnings per share, EUR	0.21	0.13	61%	0.50	0.06	747%
Effective tax rate, %	22.9%	24.3%		22.7%	46.3%
1 Emoyhtiön omistajille

13 | Financial Statements Bulletin 2017 |

Order backlog

POC, EUR million	12/17	12/16	Change	12/17	9/17	Change
Order backlog	2,568.5	2,613.1	-2%	2,568.5	2,527.5	2%
Housing Finland and CEE	985.0	833.4	18%	985.0	890.0	11%
Housing Russia	345.5	463.4	-25%	345.5	373.7	-8%
Business Premises and Infrastructure	1,238.0	1,316.3	-6%	1,238.0	1,263.9	-2%

The order backlog remained stable on the level of the end of the previous year. At the end of December, 59% (60) of the order backlog had been sold.
Changes in foreign exchange rates decreased the order backlog by EUR 21.5 million from the end of the previous year.

Invested capital

POC, EUR million	12/17	12/16	Change	12/17	9/17	Change
Invested capital	1,203.0	1,175.3	2%	1,203.0	1,201.7	0%
Return on investment (last 12 months), %	8.8%	4.7%		8.8%	8.0%
The invested capital remained stable on the level of the end of the previous year. Return on investment improved to the level of 8.8% (4.7) as operating profit increased. The increase in operating profit was affected by adjusting items of EUR -20.0 million (-27.0).
Capital efficiency is one of the most remarkable strategic targets in line with growth and profitability. In 2017, the company improved capital efficiency by selling plots to plot funds, widening the utilisation of previously created partnerships and creating new partnerships to reduce the need for financing. In St. Petersburg, Russia, YIT signed a sales contract of a part of the plot in Novo Orlovsky. The area of the sold part is approximately 21 hectares in total which is approximately a half of the total plot area.

14 | Financial Statements Bulletin 2017 |

Housing Finland and CEE

Operating environment

Consumer confidence picked up in Finland during the review period, which was reflected in good consumer demand. There were no signs of overheating, however. Supply rose to a high level during the year. In addition to the demand focusing on affordable apartments in growth centres, the demand for bigger apartments improved.
Residential investors were more selective and demand was particularly focused on the Helsinki metropolitan area, Turku and Tampere.
In the CEE countries, consumer confidence was at a good level, particularly in the Czech Republic and has improved substantially from the start of the year, especially in Latvia. Residential demand was mainly brisk in the CEE countries.
The prices of new apartments increased slightly on average and the shortage of resources in the CEE countries created cost pressure especially in the Czech Republic and Slovakia.
Mortgage interest rates were at a low level in all operating countries and the availability of financing was good. In Finland, the volume of new mortgages increased slightly from the previous year.

POC, EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Revenue	206.4	210.0	-2%	835.2	727.9	15%
Operating profit	20.2	18.4	10%	76.8	59.9	28%
Operating profit margin, %	9.8%	8.7%		9.2%	8.2%
Adjusted operating profit	25.1	18.4	37%	81.7	59.9	37%
Adjusted operating profit margin, %	12.2%	8.7%		9.8%	8.2%
Capital employed at end of period	431.6	453.5	-5%	431.6	453.5	-5%
Return on capital employed ROCE (last 12 months), %	17.4%	13.4%		17.4%	13.4%
Order backlog at end of period	985.0	833.4	18%	985.0	833.4	18%

October–December

The segment’s revenue remained stable year-on-year. In Finland, the lower completion rate of sold apartments had a negative impact on revenue recognition.
The segment’s operating profit increased by 10% year-on-year, and operating profit margin improved to 9.8% (8.7). The operating profit includes adjusting items of EUR -4.9 million related to revaluation of balance sheet items reported under the segment.
The segment’s adjusted operating profit was EUR 25.1 million, and adjusted operating profit margin was 12.2% (8.7). The segment’s adjusted operating profit developed positively due to strong consumer sales.
During the fourth quarter, YIT started several residential projects, such as the construction of the first Tripla apartments in Pasila, Helsinki, Finland.
In October–December,  YIT sold 35 apartments to investors as bundle deals in Finland. In addition, YIT signed agreements to construct rental apartments worth approximately EUR 50 million in the capital region and in Tampere, Finland.
In the CEE countries, unit sales remained stable year-on-year. During the quarter, YIT sold residential projects in Prague, Czech Republic and in Bratislava, Slovakia to YCE Housing I fund.

January–December

The segment’s revenue increased by 15% year-on-year thanks to good consumer sales and plot sales. The segment’s operating profit increased by 28% year-on-year, and operating profit margin was 9.2% (8.2). The operating profit includes adjusting items of EUR -4.9 million related to revaluation of balance sheet items reported under the segment.
The segment’s adjusted operating profit was EUR 81.7 million, and adjusted operating profit margin was 9.8% (8.2). The segment’s adjusted operating profit increased thanks to strong residential sales, especially consumer sales were good.
According to its strategy, YIT increased consumer sales in Finland. The share of consumer sales was 65%. Start-ups directed to consumers were increased by 30% year-on-year and unit sales to consumers grew by 21%.
In the end of 2016, YIT involved in establishing the YCE Housing I fund that supports the company’s growth strategy in the CEE countries by investing in housing development in the area.  In 2017, YIT has sold eight projects to YCE Housing I fund in total.

15 | Financial Statements Bulletin 2017 |

Residential construction in Finland, units	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Sold	804	858	-6%	2,986	2,730	9%
of which initially started to consumers[1]	520	690	-25%	2,156	1,838	17%
Start-ups	964	584	65%	3,415	2,877	19%
of which to consumers	680	416	63%	2,585	1,985	30%
Completed	563	489	15%	2,967	2,535	17%
of which to consumers	296	260	14%	1,946	1,087	79%
Under construction at end of period	4,290	3,842	12%	4,290	3,842	12%
of which sold at end of period, %	59%	69%		59%	69%
For sale at end of period	1,835	1,406	31%	1,835	1,406	31%
of which completed	91	201	-55%	91	201	-55%
Plot reserve in the balance sheet at end of period, EUR million	153.1	154.0	-1%	153.1	154.0	-1%
Plot reserve at end of period[2], floor sq. m.	1,689,900	2,044,160	-17%	1,689,900	2,044,160	-17%
Cost of completion at end of period, EUR million	347	264	31%	347	264	31%
1 Includes apartments sold to residential funds: 10–12/17: 35 units; 10–12/16: 72 units; 1–12/17: 226 units; 1–12/16: 242 units.
2 Includes pre-agreements, rental plots and own plots.

Residential construction in the CEE countries, units	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Sold	543	560	-3%	1,613	1,197	35%
Start-ups	364	209	74%	1,545	1,300	19%
Completed	559	237	136%	1,100	703	56%
Under construction at end of period	2,489	2,043	22%	2,489	2,043	22%
of which sold at end of period, %	63%	53%[1]		63%	53%[1]
For sale at end of period	1,054	1,121[1]	-6%	1,054	1,121[1]	-6%
of which completed	140	151	-7%	140	151	-7%
Plot reserve in the balance sheet at end of period, EUR million	123.1	123.5	0%	123.1	123.5	0%
Plot reserve at end of period, floor sq. m.	616,000	485,000	27%	616,000	485,000	27%
Cost of completion at end of period, EUR million	164	105	56%	164	105	56%
1 The figures from the turn of the year revised in connection with Interim Report 1–3/2017.

16 | Financial Statements Bulletin 2017 |

Housing Russia

Operating environment

Russian consumers were cautious in their apartment purchasing decisions in spite of the economy improving. The decline in consumer purchasing power levelled off during the year and consumption turned to slight growth late in the year.
Residential demand was moderate but started to improve during the year in the Moscow region and, towards the end of the year, also in St. Petersburg. The Russian Central Bank lowered its key rate several times during the year and may lower it further in the early part of 2018, which was partly reflected in the residential demand. The interest rates for mortgages for new apartments fell below 10 per cent. Residential prices remained stable on average and supply remained high.

POC, EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Revenue	95.6	84.0	14%	268.3	267.9	0%
Operating profit	3.0	2.8	7%	3.2	-29.3
Operating profit margin, %	3.1%	3.3%		1.2%	-10.9%
Adjusted operating profit	6.1	2.8	121%	6.3	-2.3
Adjusted operating profit margin, %	6.4%	3.3%		2.4%	-0.9%
Capital employed at end of period	396.8	405.1	-2%	396.8	405.1	-2%
Return on capital employed ROCE (last 12 months), %	0.8%	-7.6%		0.8%	-7.6%
Order backlog at end of period	345.5	463.4	-25%	345.5	463.4	-25%

October–December

The segment’s revenue increased by 14% year-on-year. At comparable exchange rates, revenue increased by 8%. The revenue increased due to Novo Orlovsky plot sale. Revenue was also supported by the pick-up in residential demand compared to the beginning of the year.
The segment’s operating profit increased by 7% year-on-year to EUR 3.0 million, and the operating profit margin was 3.1% (3.3). The operating profit includes adjusting items of EUR -3.2 million related to revaluation of balance sheet items reported under the segment. Strengthening of the ruble had a positive impact of EUR 0.4 million on operating profit.
The segment’s adjusted operating profit was EUR 6.1 million, adjusted operating profit margin was 6.4% (3.3). Improved gross margins of projects as well as improved sales especially in St. Petersburg and Moscow had a positive impact on the development of adjusted operating profit. The sale of Novo Orlovsky plot did not have an impact on profit.
During the quarter, YIT started a project worth of approximately EUR 35 million in Moscow. In December, YIT announced to have signed a sales contract and registered the ownership transfer of a part of the plot in Novo Orlovsky in St. Petersburg. The total value of the sales contract is approximately EUR 36 million and approximately EUR 16 million of revenue related to the plot sales was recognised in last quarter of the year.
The share of residential deals financed with mortgages was 51% (49). At the end of December, YIT was responsible for the service and maintenance of over 34,000 apartments, 5,500 parking spaces and 2,000 business premises in Russia, totalling almost 42,000 clients.

January–December

The segment’s revenue remained stable year-on-year. At comparable exchange rates, revenue decreased by 11%.
The segment’s operating profit was EUR 3.2 million, and the operating profit margin was 1.2% (-10.9). The operating profit includes adjusting items of EUR -3.2 million related to revaluation of balance sheet items reported under the segment. Strengthening of the ruble had a positive impact of EUR 1.0 million on operating profit. The increase in operating profit was affected by adjusting items of EUR -27.0 million in the comparison period related to revaluation of the book values of plots in the Housing Russia segment.
The segment’s adjusted operating profit was EUR 6.3 million, adjusted operating profit margin was 2.4% (-0.9). Improved gross margins of projects had a positive impact on the development of the segment’s adjusted operating profit, however the result was weighed down by weak residential sales and low revenue recognised.
In December, YIT announced to have signed a sales contract and registered the ownership transfer of a part of the plot in Novo Orlovsky in St. Petersburg. The total value of the sales contract is approximately EUR 36 million and approximately EUR 16 million of revenue related to the plot sales was recognised in last quarter of the year.
The share of residential deals financed with mortgages was 51% (51). At the end of December, YIT was responsible for the service and maintenance of over 34,000 apartments, 5,500 parking spaces and 2,000 business premises in Russia, totalling almost 42,000 clients.

17 | Financial Statements Bulletin 2017 |

Residential construction in Russia, units	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Sold	952	925	3%	2,894	3,523	-18%
Start-ups	533	1,125	-53%	2,525	2,782	-9%
Completed[1]	1,321	2,392	-45%	4,523	4,278	6%
Under construction at end of period	4,628	6,626	-30%	4,628	6,626	-30%
of which sold at end of period, %	30%	37%		30%	37%
For sale at end of period	4,228	4,599	-8%	4,228	4,599	-8%
of which completed	973	414	135%	973	414	135%
Plot reserve in the balance sheet at end of period[2], EUR million	214.6	238.7	-10%	214.6	238.7	-10%
Plot reserve at end of period[2], floor sq. m.	1,798,000	2,115,000	-15%	1,798,000	2,115,000	-15%
Cost of completion at end of period, EUR million	113	195	-42%	113	195	-42%
1 Completion of the residential projects requires commissioning by the authorities. 2 Figures include Gorelovo industrial park.

Under construction at end of period, units	12/17	12/16	Change	12/17	9/17	Change
St. Petersburg	588	2,271	-74%	588	1,371	-57%
Moscow	2,021	2,695	-25%	2,021	1,720	18%
Russian regions	2,019	1,660	22%	2,019	2,325	-13%

18 | Financial Statements Bulletin 2017 |

Business Premises and Infrastructure

Operating environment

Investor interest in business premises located in Finland’s major growth centres was at a good level. The yield requirements of office and retail properties decreased in the Helsinki metropolitan area, and the rental levels for prime properties increased in central Helsinki. The favourable market climate in Finland supported private investments. The business premises contracting market and the infrastructure construction market were active especially in the Helsinki metropolitan area and other Finnish growth centres.
In the Baltic countries and Slovakia, investor demand for business premises was strong and rental levels remained stable. The contracting market has remained stable in the Baltic countries.

POC, EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Revenue	254.9	222.4	15%	814.7	797.4	2%
Operating profit	26.6	11.2	137%	50.4	38.1	32%
Operating profit margin, %	10.4%	5.0%		6.2%	4.8%
Adjusted operating profit	32.5	11.2	190%	56.3	38.1	48%
Adjusted operating profit margin, %	12.7%	5.0%		6.9%	4.8%
Capital employed at end of period	200.5	183.9	9%	200.5	183.9	9%
Return on capital employed ROCE (last 12 months), %	26.2%	21.6%		26.2%	21.6%
Order backlog at end of period	1,238.0	1,316.3	-6%	1,238.0	1,316.3	-6%

Business Premises, EUR million	12/17	12/16	Change	12/17	9/17	Change
Plot reserve in the balance sheet	79.3	104.5	-24%	79.3	84.4	-6%
Plot reserve, floor sq. m.	286,000	685,967[1]	-58%	286,000	539,000	-47%
Cost of completion	15	25[1]	-42%	15	17	-16%
1 The figures from the turn of the year revised in connection with Interim Report 1–3/2017.

October–December

The segment’s revenue increased by 15% year-on-year, thanks to the completion of sales transactions of Kasarmikatu 21  office property and Dixi office project. As a result of completing the sales transaction of Kasarmikatu 21 project YIT also recognised the share of its ownership of the construction contract revenue.
The segment's operating profit increased by 137% year-on-year to EUR 26.6 million, and operating profit margin was 10.4% (5.0). The operating profit includes adjusting items of EUR -5,9 million related to revaluation of balance sheet items reported under the segment. The segment’s profitability was boosted especially by the completion of Kasarmikatu 21 office property sales transaction.
The segment’s adjusted operating profit was EUR 32.5 million, and adjusted operating profit margin was 12.7% (5.0).
During the quarter, YIT signed an agreement with the City of Kuopio on implementation of Kuntolaakso life-cycle project project in co-operation with Caverion. The value of the project for YIT is approximately EUR 36 million. YIT signed a contract of approximately EUR 35 million with Agnico Eagle Finland Oy to construct the deep level tunnels in a gold mine and a road contract worth approximately EUR 20 million in Helsinki, Finland. In addition, YIT announced to start the construction of local service centre Hertsi in Helsinki in January 2018 with Hartelan and to start the construction of a hybrid care facility project in Vantaa, Finland.
In October, the candidate coalition consisting of YIT and VR Track was selected as the construction contractor for the Jokeri Light Rail. The project partners have signed an alliance contract on the development stage. In addition, Regenero, a joint venture formed by YIT and HGR Property Partners, acquired properties in Keilaniemi, Espoo, Finland for a development project.
YIT strengthened its position in renovation services according to its strategy. In December, the company announced to have signed set of agreements of the acquisition of Projektipalvelu Talon Tekniikka Oy. The acquisition will be implemented during the first quarter of 2018.

January–December

The segment’s revenue remained stable year-on-year.
The segment's operating profit increased by 32% to EUR 50.4 million, and operating profit margin was 6.2% (4.8). The operating profit includes adjusting items of EUR -5.9 million related to revaluation of balance sheet items reported under the segment.

19 | Financial Statements Bulletin 2017 |

The segment’s adjusted operating profit was EUR 56.3 million, and adjusted operating profit margin was 6.9% (4.8). The segment’s profitability was boosted especially by the completion of Kasarmikatu 21 office property sales transaction.
In 2017, YIT signed the contracts with the City of Espoo on the school, high-school and day care life cycle projects as well as with the City of Kuopio on implementation of Kuntolaakso life-cycle project project in co-operation with Caverion. YIT’s share of the school, high-school and day care life cycle projects is approximately EUR 39 million and a part of the projects was recorded in the order backlog during the year. The value of the Kuntolaakso project for YIT is approximately EUR 36 million. In April, YIT signed a final agreement of the implementation of the hotel for the Tripla project. The agreement has been closed and the value of the project for YIT is approximately EUR 88 million. In addition, the city and road maintenance contracts started in October were recorder in the order backlog. The combined sum of the five-year maintenance contracts is over EUR 100 million.
The Tripla project progressed as planned and in the end of the period, the occupancy rate of Mall of Tripla was approximately 63%, in January, it rose to over 70%. The occupancy rate of Mall of Tripla has been calculated based on binding lease agreements. In addition, the first significant long-term tenancy of the Tripla office spaces was signed. In October, the candidate coalition consisting of YIT and VR Track was selected as the construction contractor for the Jokeri Light Rail. The project partners have signed an alliance contract on the development stage. In addition, Regenero, a joint venture formed by YIT and HGR Property Partners, acquired properties in Keilaniemi, Espoo, Finland for a development project.
YIT strengthened its position in renovation services according to its strategy. In December, the company announced to have signed set of agreements of the acquisition of Projektipalvelu Talon Tekniikka Oy. The acquisition will be implemented during the first quarter of 2018.
A property company of YIT, Ahlström Capital and HGR Property Partners signed a contract in August on the sale of the Kasarmikatu 21 office property and the sales transaction was completed in December. The property has been fully let with exceptionally long lease agreements.

The largest ongoing self-developed business premises projects
Project, location	Value, EUR million	Project type	Completion rate, %	Estimated completion	Sold/ for sale	Leasable area, sq. m.
Mall of Tripla, Helsinki	~600	Retail	46%	2019	YIT’s ownership 38.75%	85,000
Tripla hotel, Helsinki	~88	Hotel	26%	3/20	Sold	20,000
Local service centre Hertsi, Helsinki	n/a	Retail	0%	2/20	Sold	20,000
K3 Wihuri, Vantaa	n/a	Logistics/Office	88%	4/18	Sold	25,000
K3 Posti terminal, Vantaa	~29	Logistics	67%	6/18	Sold	26,000

The largest ongoing business premises and infrastructure contracts
Project	Value, EUR million	Project type	Completion rate, %	Estimated completion
E18 Hamina-Vaalimaa motorway	~260	Infra	97%	12/18
Tampere light railway	~110	Infra	23%	12/21
Myllypuro Campus, Metropolia, Helsinki	~70	Public premises	28%	8/19
Helsinki Central Library	~50	Public premises	48%	9/18
Kuntolaakso, Kuopio	~36	Public premises	0%	7/20

20 | Financial Statements Bulletin 2017 |

Personnel

Personnel by business segment	12/17	12/16	Change	12/17	9/17	Change
Housing Finland and CEE	1,787	1,695	5%	1,787	1,826	-2%
Housing Russia	1,354	1,428	-5%	1,354	1,417	-4%
Business Premises and Infrastructure	2,044	1,940	5%	2,044	2,043	0%
Group Services	242	198	22%	242	247	-2%

Personnel by geographical area	12/17	12/16	Change	12/17	9/17	Change
Finland	3,319	3,120	6%	3,319	3,349	-1%
Russia	1,365	1,418	-4%	1,365	1,430	-5%
The CEE countries	743	723	3%	743	754	-1%
Group, total	5,427	5,261	3%	5,427	5,533	-2%

In 2017, the Group employed 5,533 people on average (5,361). As a result of unifying operations, people in certain positions in segments were transferred to Group services which, in addition to the recruitment of trainees, had an impact on the year-on-year growth of the Group Services’ personnel.
Personnel expenses totalled EUR 275.7 million (250.3). The cost effect of YIT’s share-based incentive scheme was EUR 3.1 million (3.2).
The Board of Directors of YIT Corporation decided on March 16, 2017, to launch a new share-based incentive scheme for key persons, comprising three earnings periods. Return on investment (ROI) is the key indicator in the scheme. Besides this, a target related to the Group’s Net Promoter Score (NPS) has been set for 2017.
There were changes in YIT’s Group Management Board during the year. In October, Tero Kiviniemi, Executive Vice President of YIT, announced to resign from the company. YIT Corporation’s Board of Directors nominated Chief Financial Officer Esa Neuvonen to act as Executive Vice President, and Timo Lehmus as Head of Business Premises and Infrastructure segment until the execution of the merger of YIT and Lemminkäinen. Both appointments became effective as of October 9, 2017.
YIT aims to be the most desirable employer in its field, and further aims include a high level of employee commitment, competence and development opportunities, inspired leadership as well as strong managerial work that supports occupational safety and well-being. In 2017, the engagement index measured by YIT’s personnel survey increased to 86% (82) from the previous year, while the leadership index was 83% (82). For example, 69% of the respondents indicated that the performance and development discussions that constitute part of the management system are useful. The personnel survey had a response rate of 89% (91).
University-educated professionals selected YIT as the most ideal employer in the construction industry in Universum’s 2017 Professionals Survey, while technology students ranked YIT as the most ideal construction industry employer in Universum’s Student Survey.
YIT uses the trainee path as a strategic recruitment channel for recruiting a significant proportion of the competent professionals required by the company each year. In 2017, the number of trainees and thesis workers was over 800 (over 700), with approximately 11% hired full-time (approximately 10). Satisfaction scores among trainees were at a high level - according to a survey conducted in Finland, 99% of the trainees would like to continue to work at YIT in the future.
More than 2,300 people participated in YIT’s internal training programmes. The key objectives of the programmes are to maintain and develop project management, productivity, customer insight, managerial work and occupational safety. In Finland, the incidence of musculoskeletal disorders fell by 10% from 2016 to 2017.
Reducing the number of accidents remains a key aim of YIT’s efforts to promote safety, but YIT also aims to make operations smoother by focusing particularly on proactive measures. Our target is zero accidents. The accident frequency (number of accidents per one million working hours) increased slightly, to 13 (11). The accident frequency is calculated with 12 month rolling average. The figure includes pain induced by work-related motions. Our safety-related efforts are increasingly focused on proactive measures. Chief among these are safety planning, safety observations and on-site safety practices. Sadly, there was one fatal accident in the CEE countries 2017, with the consequence of performing the necessary measures for investigated the accident and preventing its recurrence going forward. YIT also communicated on the accident and its underlying causes in all of the operating countries to prevent similar accidents in the future.

21 | Financial Statements Bulletin 2017 |

Site visits by management are seen as a high priority for occupational safety, as they help promote an open safety and quality culture as well as proactive risk management. The number of site visits by management increased in 2017 but was slightly below our target.
Safety reporting practices were renewed during the year to better support management. Electronic site introduction and access control as well as Tilaajavastuu Valttikortti were implemented in all possible sites in Finland. The renewals speed up the daily work and ensure high-quality introduction. In Finland, the dialogue around safety observations increased and new communication channels were utilised throughout the Group. Weekly safety measurements at construction sites and the calibration of on-site safety levels also contributed to the implementation of the safety strategy.

Sustainability
The key premise of YIT’s approach to responsibility is to create added value for all stakeholders through the company’s core business. By following its guiding principles, YIT aims to increase convenience in daily life and reduce the need for mobility, particularly with regard to the use of private cars.
During the year, YIT carried out experiments and pilot projects related to convenience in everyday life and signed new partnerships to support service implementation, such as a smart lift co-operation with KONE that promotes energy-efficiency, and a collaboration with Fortum. Fortum’s SmartLiving cloud service allows residents for example to monitor the energy consumption of their homes in real-time as well as adjust indoor temperatures, receive alerts on potential water leakages, and make reservations for the sauna or the charging stations of electric cars.
The urban development unit developed a concept for the renovation and infill development of suburban areas, developed projects and acquired properties through Regenero, the joint venture between YIT and HGR Property Partners. The YIT Plus service gives buyers of YIT Homes the opportunity to monitor their water and electricity consumption, among other things. The service was expanded to the Baltic countries during the year and it is now being used in all of YIT’s operating countries.

Research and development
In 2017, research and development activities continued in development projects on themes derived from the strategy, and as part of the development of self-developed projects. In line with the strategy, development activities were enhanced and refocused based on three ongoing development programmes: Performance Leap, Renovation Services and Living Services. The development programmes have been supported by improvements in customer insight and the customer experience, along with strategic development related to utilising information. In 2017, a significant part of the development resources participated in the preparations of YIT’s and Lemminkäinen’s merger.
The company’s rapid renewal to adapt to the changing market environment was expedited through implementing internal changes in operating practices, building partnerships and engaging in deeper work with customers. The culture of experimentation was strengthened and external stakeholders were involved with new initiatives – such as by organising innovation competitions. The changes help YIT expedite its renewal and further increase its competitiveness as it moves towards its vision of bringing more life into sustainable cities.
The target for the Performance Leap development programme is to reduce the production costs of construction by at least 15% in the residential construction and to improve competitiveness in the Business Premises and Infrastructure segment by 10% through the development of operating models and the product rather than cost cuts. The idea is to introduce more co-operation and interaction skills to YIT’s existing operating chain while eliminating waste in working and operating methods.
The Performance Leap is based on improvement in areas such as the following: Ensuring competence, Design management, Partnerships and prefabricates, and Performance of worksites. Data-driven management and Building Information Models are also among the key focus areas of the programme.

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The Renovation Services development programme is designed to strengthen YIT’s position as a renovation company, utilising YIT’s extensive project development and contracting expertise. Co-operation will also take place with the Urban and Project Development unit in developing the area renovation concept.
The Renovation Services development programme is used to increase renovation project volume, seek growth in renovation project development and develop the renovation of housing companies and entire areas by creating new concepts.
The Living Services development programme’s target is to develop new business and business models that support housing and make the customer’s life easier. The development programme also focuses on improving the customer experience and digitalising the customer path further. Moreover, the programme includes creating new businesses based on data.
Data is continuously accumulated in tremendous amounts through services, devices, processes and statistics. Data will assume a central role in the business and it can be harnessed as a competitive advantage by creating value for the business and the customer.  Combining external and internal data provides a clearer view to support operations and management, as well as more accurate forecasts on matters such as customer behaviour and demand trends.  Modern solutions help turn data into value and competitive advantage even faster, more cost-efficiently and more reliably. Data also makes it possible to pursue entirely new business models.
In Housing, the focus areas of development included electronic customer channels, profitability control methods and the product offering. YIT has launched the new flexible Smartti housing concept and started nine Smartti projects in different parts of Finland, consisting of more than 400 apartments in total. In Russia, the YIT Service business is developed actively. YIT Service's clientele increased by 30% during the year and it is responsible for the service and maintenance of over 34,000 apartments, 5,500 parking spaces and 2,000 business premises, totalling almost 42,000 clients.  In customer projects, the company has invested in developing and implementing solutions for increasing the comfortness of public premises and yards. The digitisation of customer path is also visible in Russia. The customer experience has been improved by implementing increasingly up-to-date access channels that enable the smooth communication between the customer and YIT. Development work has been also conducted with dynamic house pricing and flexible floor design solutions.
In the Business Premises and Infrastructure segment, the focus was particularly on developing project management and development work related to the customer experience and customer relationships. Active development efforts continued in relation to urban development, hybrid projects, care projects and other concepts. As a prime example of the successful development of large-scale projects, good progress was made in the Tripla project in Central Pasila. Alliance projects, public-private partnership projects and other co-operative projects and related competencies were also actively developed.
Strategic information management projects continued the development of business-supporting analysis and reporting and had first business benefits in the areas of customer and sales analytics, among others. In terms of other areas, focus was paid on construction, human resources management and the finalisation of the implementation of the systems related to financial management. In terms of information security, further development was made in observation and solution capability and testing its functionality. Also the activities in order to fulfill the EU's General Data Protection Regulation have been a part of the development activity.
Other Group-wide development themes in 2017 were occupational safety, quality and sustainability. In the scientific community, more systematic co-operation with key educational institutions was implemented, including participation in several research projects.
The Group’s research and development costs in 2017 amounted to EUR 18.9 million (15.8), representing 1% (1) of the Group’s IFRS revenue.

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Strategic objectives and the outcome in 2017

The YIT Board of Directors approved on September 26, 2016 the company’s renewed strategy for the three-year period 2017-2019. The engine for growth and profitability is urban development involving partners.
Along with the renewed strategy, the company’s Board of Directors confirmed also the financial targets and specified the cash flow target. Going forward, the cash flow target is operating cash flow after investments1 sufficient for paying dividends. Previously, the company has communicated that the target is to have sufficient operating cash flow after investment1 for paying dividends and reducing debt. However, the aim is not to increase the net debt level. The surplus of cash flow will be used to accelerate the growth. At the same time, the improvement of the key figures is expected to be realised primarily through improvement of the company’s profitability and operative result. Other long-term targets remain unchanged.
In YIT's Capital Markets Day on September 28, 2017, the progress of the implementation of the strategy and financial targets was presented. The presentation materials and recordings from the Capital Markets Day are available at www.yitgroup.com/investors.

Long-term financial targets	Target level	Outcome 2017
Revenue growth	5–10% annually on average	7%
Return on investment	15%	8.8%
Operating cash flow after investments[1]	Sufficient for paying dividends	EUR 164.5 million
Equity ratio	40%	35.1%
Dividend payout	40–60% of net profit for the period	50.0%[2]
The target levels are based on segment reporting (POC). 1Excluding discontinued operations 2The Board of Director’s proposal to Annual
General Meeting

Resolutions passed at the General Meetings

The Annual General Meeting

The Annual General Meeting of YIT Corporation was held on March 16, 2017. YIT published stock exchange releases on the resolutions passed at the Annual General Meeting and the organisation of the Board of Directors on March 16, 2017. The stock exchange releases and a presentation of the members of the Board of Directors are available on YIT’s website at www.yitgroup.com/.

The Extraordinary General Meeting

The Extraordinary General Meeting held on September 12, 2017 resolved on the statutory absorption merger of Lemminkäinen Corporation into YIT. Pursuant to the Merger Plan, Lemminkäinen shall be merged into YIT through an absorption merger so that all assets and liabilities of Lemminkäinen shall be transferred without a liquidation procedure to YIT and Lemminkäinen will be dissolved. The related stock exchange releases are available on YIT’s website at www.yitgroup.com/.

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Shares and shareholders

The company has one series of shares. Each share carries one vote and confers an equal right to a dividend.

Share capital and number of shares

YIT Corporation’s share capital and the number of shares outstanding did not change during the year. YIT Corporation’s share capital was 149,216,748.22 euros in the beginning of 2017 (2016: 149,216,748.22) and the number of shares outstanding was 127,223,422 (2016: 127,223,422).

Treasury shares and authorisations of the Board of Directors

The Annual General Meeting of YIT Corporation resolved on March 16, 2017, to authorise the Board of Directors to decide on the repurchase of company shares and share issues as proposed by the Board of Directors. The authorisation is valid until March 31, 2018. The share issue authorisation also includes an authorisation to decide on the transfer of treasury shares.
YIT Corporation held 1,646,767 treasury shares at the beginning of the year 2017. The Board of Directors of YIT Corporation decided on April 26, 2017 on a directed share issue in which 238,554 YIT Corporation shares were issued and conveyed without consideration to the key persons participating in the incentive scheme according to the terms and conditions of the incentive scheme. The company held 1,408,213 treasury shares in the end of December.
No shares were returned to the company during the year.

Trading on shares

The opening price of YIT’s share was EUR 7.60 on the first trading day of 2017. The closing price of the share on the last trading day of the year on December 29, 2017 was EUR 6.37. YIT’s share price decreased by approximately 16% during the year. The highest price of the share during the year was EUR 8.09, the lowest EUR 5.97 and the average price was EUR 6.94. Share turnover on Nasdaq Helsinki in 2017 was approximately 155.0 million (127.8) shares. The value of the share turnover was approximately EUR 1,075.0 million (784.5), source: Nasdaq Helsinki.
During the year, approximately 126.0 million (134.9) YIT Corporation shares changed hands in alternative market places, corresponding to approximately 45%  (51) of the total share trade, source: Fidessa Fragmentation Index.
YIT Corporation’s market capitalisation on the last trading day of the year on December 29, 2017 was EUR 801.4 million (December 30, 2016: 953.1). The market capitalisation has been calculated excluding the shares held by the company.

Number of shareholders and flagging notifications

At the end of December, the number of registered shareholders was 43,619 (40,016) and a total of 16.0% of the shares were owned by nominee-registered and non-Finnish investors (29.5).
During the year, YIT did not receive announcements under Chapter 9, Section 5 of the Securities Markets Act.

Managers’ transactions

YIT's managers' transactions from the year have been published as stock exchange releases and are available on YIT’s website at www.yitgroup.com/.
.

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Most significant short-term business risk

The Board of Directors of the merged company will assess the merged company’s short-term business risks and they will be published in a separate stock exchange release as soon as possible.
The general economic development, functioning of the financial markets and the political environment in YIT’s operating countries have a significant impact on the company’s business. Negative development in consumers’ purchasing power, consumer or business confidence, the availability of financing for consumer or business, or general interest rate level would likely weaken the demand for YIT’s products and services. A drop in residential prices or an increase in investors’ yield requirements would pose a risk for the profitability of the company, should these factors materialise.
There is still significant uncertainty related to the economic development of Russia, although the situation seems to have improved. The volatility of the oil price and the ruble, geopolitical tensions and inflation may have an influence on the demand for apartments due to a weakening in purchasing power and consumer confidence. Declining purchasing power and oversupply of apartments also impact the development of residential prices.
In 2017, Finland accounted for 73% of the company’s revenue, which highlights the significance of Finland’s economic development for YIT’s business. The slowing growth of the Finnish economy and the indebtedness of the public sector may weaken consumers’ purchasing power and general confidence, which would have a negative impact on the demand for apartments and business premises. An increase of public sector debt could also make it more difficult to finance infrastructure investments. Investors have played a central role in YIT’s Finnish business in recent years. An increase in price levels, rental accommodation offering and / or weakening in tenant demand on the business premises or residential market and better yield of alternative investments could lead to a significant decrease in investor demand. Increased supply and slowdown of population growth or depopulation can pose a local risk for residential demand.
Ensuring competitive products and services corresponding to customer demand is critical for YIT’s business. Changes in customer preferences and in the offerings of competitors present risks related to the demand for the company’s products and services. New competitors, business models and products on the housing market may present risks related to the demand for the company’s products and services.
Especially in Finland and the CEE countries, the availability of the resources needed for growing the production volume might prevent increasing the production as planned. Competitors’ need for resources also presents a risk of losing key personnel and expertise. The overheating of market, should it materialise, has an impact on price levels and availability of resources, among other things.
The preparation of the planned merger takes time from the key personnel, causes uncertainty among employees and activates competitors to recruitment attempts. The company has taken planned measures to mitigate these risks. The total synergies from combining the companies are expected to be approximately EUR 40 million annually, and they are expected to materialise in full by the end of 2020. The assumptions related to the synergy benefits and integration costs are by nature uncertain and liable to numerous significant risks and uncertainties related to business, economy and competition.  More detailed information on the risks related to the merger is published in the merger prospectus. The merger prospectus is available on YIT’s website at www.yitgroup.com/.
Most of the company’s business is project business, meaning that successful project management plays an integral role in ensuring the company’s profit. The most significant project management risks are related to factors such as pricing, planning, scheduling, procurement, cost management and, in the company’s self-developed business, also the management of sales risk. YIT’s major business premises and infrastructure projects in Finland, such as the Tripla project, make up a significant share of the company’s expected revenue in coming years, meaning that successful project management in the projects is integral.
Generally increased activity in cyber criminality may cause risks for the company’s operations and information security.
Changes in legislation and authorities’ permit processes may slow down the progress of projects or prevent them from being realised. There are uncertainty factors related to authorities’ actions, permit processes and their efficiency particularly in Russia and the CEE countries.
The improvement of the capital turnover will continue as a part of normal business. The company’s target is to decrease the capital employed in Russia by RUB 6 billion by the end of 2018 from the situation of the end of June 2016. Measures to release capital in a challenging market situation involve the risk of financial losses.
The most significant financial risks are the risks related to foreign exchange rate development and the availability of financing. The availability of financing may be affected by negative development in Scandinavian residential construction market. The Group’s most significant currency risk is related to ruble-denominated investments, that will be covered in more detail in the Capital structure and liquidity position section. More information on financial risks and their management is provided in Note 28 to the financial statements.

26 | Financial Statements Bulletin 2017 |

Lemminkäinen’s Legal proceedings

The merger of YIT and Lemminkäinen becomes effective on February 1, 2018 and as a result of the execution of the merger, all the assets, debts and liabilities of Lemminkäinen, including on-going litigations, are transferred to YIT. Due to the merger YIT reports a summary of Lemminkäinen’s on-going litigations based on information published by Lemminkäinen. The litigations are covered more extensively in Lemminkäinen’s Financial Statements 2017 bulletin, which is available on YIT’s website www.yitgroup.com.

Damages related to the asphalt cartel

On 6 September 2017, the Supreme Court of Finland announced that it had granted leave to appeal to Lemminkäinen and certain cities regarding the legal proceedings concerning the damages related to the asphalt cartel.
On 20 October 2016, the Court of Appeal of Helsinki gave its decisions in the legal proceedings concerning the damages related to the asphalt cartel. According to the decisions, Lemminkäinen was entitled to receive refunds (based on Lemminkäinen’s own share and those shares of other defendants that Lemminkäinen has paid) in total approximately EUR 19 million consisting of capital as well as interest and legal expenses.
Lemminkäinen has as such deemed the claims for damages unfounded.
In addition, Lemminkäinen has been served summons regarding 21 claims against Lemminkäinen and other asphalt companies for damages. The capital amount of these claims is approximately EUR 26 million. For these claims, Lemminkäinen has made a provision worth approximately EUR 3.1 million based on the Helsinki Court of Appeal's decisions and the subsequent Supreme Court’s decisions regarding the applications for leave to appeal.

Quotas related to the use of recycled asphalt

On 11 April 2017, the Helsinki Court of Appeal gave its decision concerning environmental infraction charges. The decision is related to the quotas for the amount of recycled asphalt used in asphalt mass production, as defined in the environmental permits of the Lemminkäinen’s Sammonmäki asphalt plant in Finland.
As the District Court, the Court of Appeal viewed that the use of recycled asphalt in asphalt production does not spoil the environment. However, two Lemminkäinen employees were sentenced to fines for breaching the environmental protection law as the asphalt plant had used more recycled asphalt than allowed in the environmental permit. In addition, Lemminkäinen was sentenced to a confiscation of illegal profit of EUR 3.4 million.
Lemminkäinen has as such deemed the claim without foundation. Lemminkäinen and one of its employees have requested leave to appeal from the Supreme Court concerning Helsinki Court of Appeal's decision.

Quality concerns related to ready-mixed concrete

In its construction business Lemminkäinen uses as a raw material, among other things, ready-mixed concrete. During the year 2016, especially in some infrastructure projects, suspicions have arisen that the ready-mixed concrete used in Finland would not entirely fulfill the predetermined quality requirements.
The Hospital District of Southwest Finland, as client in the project for the construction of the concrete deck of the T3 building of Turku University Hospital, has presented claims for damages to Lemminkäinen relating to the quality of the ready-mixed concrete. The capital amount of these claims is currently approximately EUR 17 million.
According to Lemminkäinen, the responsible party for the quality of the concrete is the supplier. Consequently, Lemminkäinen has filed a claim for compensation from the supplier regarding the expenses relating to possible quality deviations. The capital amount of the claim is currently approximately EUR 20 million.
Lemminkäinen has not made any provisions for the claims.

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Events after the review period

January 12, 2018 YIT raises its estimate regarding the adjusted operating profit for 2017 and books a cost related to revaluation of balance sheet items. YIT provided preliminary financial information regarding the adjusted operating profit and revenue for 2017. The preliminary adjusted operating profit exceeded the given guidance and the preliminary revenue is in accordance with the guidance. YIT revaluates balance sheet values of several plots or balance sheet items in Finland and Lithuania reported under Business Premises and Infrastructure and Housing Finland and CEE segments. Only minor revaluations were made in Housing Russia segment. The cost to be booked now was announced to be EUR 14 million at the most.
January 26, 2018 The FCCA has given the final approval decision for the merger of YIT and Lemminkäinen, which is intended to be completed on February 1, 2018.
January 31, 2018 The Boards of Directors of both companies approved the completion of the merger on January 31, 2018 and the merger has been notified in the Finnish Trade Register so that the merger is completed on February 1, 2018.
In January, residential sales to consumers are estimated to be around 120 units in Finland
(1/17: around 150), around 80 units in the CEE countries (1/17: around 80) and nearly 200 units in Russia
(1/17: around 150).

Outlook for 2018

Due to the merger of YIT and Lemminkäinen, YIT does not issue numerical guidance for the Group but is issuing a general outlook that describes future development instead. YIT’s outlook is based on assumptions and the management’s estimates of the development of demand in the Group’s operating environment and segments. The Board of Directors will assess, and later announce, whether it is appropriate to issue numerical guidance for the merged company.

The Board of Directors of the merged company will separately assess the merged company’s outlook for 2018 and publish the outlook in a separate stock exchange release as soon as possible.

Outlook by segments

Housing Finland and CEE: Consumer demand for apartments is expected to remain at a good level. Activity among large residential investors is expected to be lower than in the previous years.

Housing Russia: The demand for apartments is expected to remain at the same level as seen on average in the second half of 2017. Residential prices are expected to remain low.

Business Premises and Infrastructure: The rental demand for business premises is expected to remain at the previous year’s level in growth centres. The contracting market is expected to remain active, but contract sizes are expected to decrease on average.

Partnership Properties: Activity among property investors is expected to remain at a good level, particularly for centrally located projects in the Helsinki metropolitan area and in major growth centres.

The adjusted operating profit is expected to fluctuate significantly between the quarters. The adjusted operating profit for the first quarter of 2018 is expected to be low due to normal seasonal variation.

Outlook by regions

Finland

Consumer demand for apartments is expected to remain at a good level. Activity among large residential investors is expected to be lower than in the previous years. Location and the price level will continue to play a key role.
The divergent development of apartment prices and demand between growth centres and the rest of Finland is expected to continue. The availability of mortgages is expected to remain good. The increased supply of apartments is anticipated to prevent the overheating of the market and therefore the rise of housing prices.
The rental demand for business premises is expected to remain at the previous year’s level in growth centres. Activity among property investors is expected to remain at a good level, particularly for centrally located projects in the Helsinki metropolitan area and in major growth centres. The contracting market is expected to remain active, but contract sizes are expected to decrease on average. New infrastructure projects are expected to maintain the market volume at the current level.
High construction activity has led to increased competition for skilled professionals and the situation is expected to continue. Construction costs are estimated to increase slightly. Construction volume is expected to remain at a high level.
The increased regulation and higher capital requirements imposed on financial institutions may affect construction and property development.

28 | Financial Statements Bulletin 2017 |

 Russia

The demand for apartments is expected to remain at the same level as seen on average in the second half of 2017. In Russia, the low point of the economic cycle is now in the past, but residential demand is anticipated to only improve slowly and price levels are expected to remain low. The improved economic situation is anticipated to have a cautiously favourable impact on the residential market. Expectations of interest rate cuts are expected to influence consumer behaviour. Changes in regulations concerning residential transactions are expected to lead to increased volatility in supply and demand for apartments as well as changes in sales practices.
Demand in Russia is also expected to focus primarily on affordable apartments.
Inflation in construction costs is expected to remain moderate.

The CEE countries

Residential demand is expected to remain at a good level. Residential prices are estimated to increase further. The prices of plots have increased and competition for plots is expected to remain intense. The availability of financing and low interest rates are expected to continue to support residential demand. The shortage of resources is expected to increase inflation in construction costs. The contracting market for business premises is expected to remain at the current level or decrease slightly in the Baltic countries.

Factors affecting the guidance

The most significant factors on which YIT can answer the market demand are sales and pricing, project management and project risk management, product development and the product offering, cost management, measures aiming to reduce production costs and measures affecting the capital efficiency.
Factors outside of YIT’s sphere of influence are connected mainly to global economic development, the functionality of financing markets and the interest rate,the political environment, economic development in areas of operation, changes in demand for apartments and business premises, the availability of resources such as key persons, changes in public and private sector investments and changes in legislation, permit and authorisation processes and the duration thereof, as well as the development of foreign exchange rates.
Due to the long-term nature of construction and urban development projects, the changes in the demand may be quicker than the company's ability to adapt its offering.

Board of Directors’ proposal for the distribution of distributable equity

The parent company’s distributable equity on December 31, 2017 was EUR 307,179,682.03, of which the net profit for the financial year was EUR 32,266,156.86. After the distribution of dividends, the remaining profits will be left in the company’s distributable assets.
The Board of Directors proposes to the Annual General Meeting that a dividend of EUR 0.25 per share will be paid calculated with the number of shares outstanding on January 31, 2018. The total amount of proposed dividends is EUR 31,453,802.25, representing 55.6% of the net profit for the reporting period (IFRS) and 50.0% of net profit for the reporting period (POC) which is in accordance with the long-term financial targets.
No significant changes have taken place in the
company’s financial position after the end of the financial year.
The company’s liquidity is good and, in the view of the Board of Directors, the proposed dividend payout does not jeopardise the company’s solvency.
When assessing the divident proposal, the Board of Directors of the company has reviewed the company's solvency, result and financial position from the perspectives of the situations preceding and subsequent to the merger.
In the merger, Lemminkäinen’s shareholders will receive 3.6146 new shares in YIT for each share in Lemminkäinen owned by them. As a result of the merger, the number of YIT's shares increases to 211,099,853 shares, of which 1,408,213 shares are held by the company in total. Considering the number of shares after the merger, a dividend of approximately EUR 52,774,963.25 is proposed to be paid, representing 93.2% of the net profit for the reporting period (IFRS).

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Annual General Meeting 2018

YIT Corporation’s Annual General Meeting 2017 will be held on Friday, March 16, 2018.  The Board of Directors  YIT’s Board of Directors will summon the Meeting on a later date

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Financial Statements Bulletin
January 1 – December 31, 2017: Tables

The Financial Statements Bulletin is based on the unaudited financial statements for 2017.

1	ACCOUNTING PRINCIPLES OF FINANCIAL STATEMENTS

	1.1	New IFRS standards
	1.2	Currency exchange rates used in the Interim Report
	1.3	Definitions of key financial figures

2	SUMMARY OF FINANCIAL STATEMENTS, IFRS

	2.1	Consolidated income statement
	2.2	Statement of comprehensive income
	2.3	Consolidated statement of financial position
	2.4	Consolidated cash flow statement
	2.5	Consolidated statement of changes in equity

3	NOTES, IFRS

	3.1	Segment information
	3.2	Geographical information
	3.3	Earnings per share
	3.4	Adjusted operating profit
	3.5	Property, plant and equipment
	3.6	Inventories
	3.7	Financial risk management
	3.8	Borrowings and fair value
	3.9	Change in contingent liabilities and assets and commitments
	3.10	Minimum payment of non-cancellable lease agreements
	3.11	Related party transactions

4	ADDITIONAL INFORMATION

	4.1	Reconciliation of certain segment reporting items
	4.2	Key figures by quarter, IFRS
	4.3	Key figures by quarter, segment reporting
	4.4	Consolidated balance sheet, segment reporting

31 | Financial Statements Bulletin 2017 |

1	ACCOUNTING PRINCIPLES OF FINANCIAL STATEMENTS

YIT Corporation’s Financial Statements bulletin for January 1 – December 31, 2017, has been drawn up in line with IAS 34: Interim Financial Reporting. The figures presented in the Financial Statements bulletin are unaudited. In Financial Statements bulletin the figures are presented in million euros doing the rounding on each line, which may cause some rounding inaccuracies in column and total sums.

The Financial Statements bulletin have been prepared in accordance with the International Financial Reporting Standards (IFRS) and the same accounting principles and calculation techniques have been applied as in the Financial statements 2017. The Financial Statements bulletin does not include all the notes or disclosure information as presented in the Financial statements 2017. Therefore, the Financial Statements bulletin should be read in conjunction with the Financial statements 2017.

1.1	New IFRS standards

IFRS 15 Revenue from contracts

The effective date of IFRS 15 Revenue from Contracts with Customers is a financial period beginning on or after 1 January 2018.  IFRS 15 specifies how and when to recognise revenue from contracts with customers.  The starting point of the standard is a contract with a customer, to which a five-step model should be applied.  A key factor in revenue recognition is the transfer of control.  Revenue is recognised either over time or at a point in time.  Once effective, the new standard will replace current IAS 18 and IAS 11 standards and related interpretations.

On the basis of the impact analysis, the analysis of the opening balance sheet as at 1 January 2017 and the contract analysis of significant new customer contracts prepared during the financial period, the application of IFRS 15 will not have a material impact either to the amount or the timing of revenue recognition. There are no adjustments to the comparative financials due to the application of IFRS 15.  The number of disclosures in the consolidated financial statements will increase.

The company has identified certain contract elements which will be treated differently compared to the current accounting method. The number of performance obligations accounted for separately will increase mainly in the Building construction, Finland segment where a contract with a customer may cover the construction of several separate buildings and the maintenance service in life-cycle projects.  Dividing such contracts with customers in several performance obligations accounted for separately will not have a material impact either to the amount or the timing of revenue recognition at the transition date as the majority is already accounted for separately under the current accounting practice. In addition, the number of performance obligations increases if YIT commits to warranty periods that are longer than what has been defined in legislation or in general terms and conditions.  In this case, the excess warranty period may be considered as a separate performance obligation and the transaction price allocated to it is recognised as revenue when the service is performed. YIT has offered a small number of warranty periods exceeding the general terms and conditions which are low in value. Therefore, based on management’s materiality assessment, they have not been accounted for as separate performance obligations. According to YIT’s current revenue recognition policies, the excess warranty period is not separated in revenue recognition.

Transaction prices are mainly variable in the contracts with customers of YIT. According to IFRS 15, the transaction price expected to be received from the customer, including variable amounts such as penalties and bonus payments based on performance, is determined at the contract inception and re-estimated at the end of each reporting period. Some or all the amount of the variable consideration estimated is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. Due to the application of IFRS 15, the revenue from the bonus payments included in the transaction price may be recognised somewhat earlier compared to the current accounting practice. According to current accounting practice, variable amounts are accounted for once they are reliably determined.

The criteria in IFRS 15 for revenue recognition over time is fulfilled in majority of contracts with customers of YIT. Therefore, as revenue from majority of contracts with customers is recognised over time under current accounting practice, there will be no significant changes to the timing of revenue recognition.   The revenue from residential development projects in the Building construction, Finland segment is recognised at a point in time when the control is transferred to the customer, which is in line with the current accounting practice.

32 | Financial Statements Bulletin 2017 |

EFFECTIVE DATE AND TRANSITION METHOD

The company adopts the standard as of 1 January 2018 using a retrospective method and all available transition relief options. In accordance with the retrospective method, in the 2018 consolidated financial statements the company adjusts the disclosures for the comparative financial year to comply with IFRS 15.

Description of practical expedients:
-	The company does not adjust completed contracts that begun and ended during the financial year 2017.
-	Variable consideration for contracts that were completed by the end of the financial year 2017 were not adjusted for the comparative financial year.
-
The company does not disclose the amount of the transaction price allocated to unsatisfied performance obligations for the comparative financial year, that is as at 31 December 2017, nor does it provide a more detailed description of satisfying the obligations.

-	The company does not adjust contracts that are completed contracts at the beginning of the earliest period presented.
-
The company does not restate contract modifications made before the beginning of the transition period; instead, the company can take into account their aggregate effect when determining the transaction price, unsatisfied and satisfied performance obligations and the allocation of the transaction price to the performance obligations.

1.2	Currency exchange rates used in the Interim Report

		Average rates		End rates
		1–12/17	1–12/16	12/17	12/16
1 EUR =	CZK	26.3231	27.0342	25.5350	27.0210
	PLN	4.2561	4.3635	4.1770	4.4103
	RUB	65.9183	74.1466	69.3920	64.3000

1.3	Definitions of key financial figures

The key financial figures according to segment reporting (POC) and IFRS reporting have been calculated by using the same definitions unless otherwise noted.

33 | Financial Statements Bulletin 2017 |

Adjusted operating profit	=	Operating profit – Adjusting items

Adjusting items	=
Material items not part of the normal business such as gains or losses arising from the divestments of a business or part of a business, impairment of goodwill and plots of land, impairment of tangible assets and impairment of other assets, costs on the basis of statutory personnel negotiations and adaption measures, costs associated with business acquisitions, material effect on profit and loss from disputes based on a decision by a court or arbitration proceedings and costs related to the planned merger transaction

Earnings per share, EUR	=	Profit for the period (attributable to owner of the parent)	x 100
Average number of shares outstanding

Operating cashflow after investments, excluding discontinued operations	=	Operating cashflow after investments presented in the cashflow statement – Cash flow from operations from discontinued operations

Gross investments	=	Investments in tangible and intangible assets, excluding additions in financial leases, and investments in subsidiaries, associated companies and joint ventures

Return on equity, %	=	Result for the period	x 100
Total equity (average)

Interest bearing debt	=	Non-current financial debt + Current financial debt

Return on investment (rolling 12 months), %	=	Result before tax + Financial expenses +/- foreign exchange differences (net)	x 100
Total equity (average) + Interest bearing debt (average)

Equity ratio at the end of the period, %	=	Total equity	x 100
Total assets – Advances received

Interest bearing net debt at the end of the period	=	Interest bearing debt – Cash and cash equivalents – Interest bearing receivables

Gearing at the end of the period, %	=	Interest bearing debt – Cash and cash equivalents	x 100
Total equity

Segment’s return on capital employed, ROCE (%)	=	Segment’s operating profit	x 100
Segment’s capital employed (average)

Capital employed	=
Tangible and intangible assets + goodwill + shares in associated companies and joint ventures + investments + inventories + trade receivables + other non-interest bearing operational receivables[1] - provisions - trade payables - advances received – other non-interest bearing liabilities[1]

Equity/share (e)	=	Total equity
Number of shares outstanding at the end of the period

Market capitalisation	=	(Number of shares – treasury shares) x share price at the end of the period

Average share price	=	EUR value of shares traded during period
Number of shares traded during period

1Excluding items associated with taxes, distribution of profit and financial items

34 | Financial Statements Bulletin 2017 |

2	SUMMARY OF FINANCIAL STATEMENTS, IFRS

2.1	Consolidated income statement

EUR million	10-12/17	10-12/16	Change	1-12/17	1-12/16	Change
Revenue	612.4	525.0	17%	1,993.8	1,678.3	19%
Other operating income	28.0	3.0	846%	37.4	12.8	191%
Change in inventories of finished goods and in work in progress	-70.6	-20.3	248%	-83.1	13.0
Production for own use	0.2	0.0	390%	0.7	0.3	115%
Materials and supplies	-89.3	-59.9	49%	-276.8	-245.2	13%
External services	-260.1	-274.6	-5%	-985.9	-892.4	10%
Personnel expenses	-76.6	-75.3	2%	-275.7	-250.3	10%
Other operating expenses	-95.9	-65.8	46%	-309.7	-281.7	10%
Share of results in associated companies	-0.5	-0.2	259%	-0.9	-0.6	37%
Depreciation, amortisation and impairment	-3.6	-6.7	-47%	-14.2	-16.5	-14%
Operating profit	44.1	25.3	74%	85.5	17.7	383%
Financial income	0.2	0.6	-70%	1.9	1.7	14%
Exchange rate differences (net)	0.3	-0.1		2.6	-9.6
Financial expenses	-5.1	-4.1	24%	-19.1	-12.2	56%
Financial income and expenses, total	-4.6	-3.6	30%	-14.6	-20.1	-27%
Result before taxes	39.5	21.8	82%	70.9	-2.5
Income taxes	-7.9	-6.7	18%	-14.3	-4.7	207%
Result for the period	31.6	15.0	110%	56.6	-7.1
Attributable to
Equity holders of the parent company	31.6	15.0	110%	56.6	-7.1
Non-controlling interest
Earnings per share, attributable to the equity holders of the parent company
Basic, EUR	0.25	0.12	110%	0.45	-0.06
Diluted, EUR	0.25	0.12	107%	0.44	-0.06

2.2	Statement of comprehensive income

EUR million	10-12/17	10-12/16	Change	1-12/17	1-12/16	Change
Result for the period	31.6	15.0		56.6	-7.1
Items that may be reclassified subsequently to profit/loss:
Cash flow hedges	0.0	0.1	-70%	0.3	0.5	-33%
-Deferred tax	0.0	0.0		-0.1	-0.1	-33%
Change in translation differences	-7.3	35.2		-31.4	75.2
Items that may be reclassified subsequently to profit/loss, total	-7.2	35.3		-31.1	75.6
Items that will not be reclassified to profit/loss
Change in fair value of defined benefit pension		-1.1			-1.1
- Deferred tax		0.2			0.2
Items that will not be reclassified to profit/loss, total		-0.9			-0.9

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Other comprehensive income, total	-7.2	34.4		-31.1	74.7
Total comprehensive result				1-12/17
Attributable to equity holders of the parent company	24.4	49.5	-51%	25.5	67.6	-62%
Attributable to non-controlling interest	0.0	0.0		0.0	0.0
					1-12/16

36 | Financial Statements Bulletin 2017 |

2.3	Consolidated statement of financial position

EUR million	12/17	12/16	Change
ASSETS
Non-current assets
Property, plant and equipment	54.8	53.2	3%
Goodwill	8.1	8.1	0%
Other intangible assets	11.3	11.9	-5%
Shares in associated companies and joint ventures	120.1	63.5	89%
Available-for-sale financial assets	0.4	0.4	-1%
Interest-bearing receivables[1]	46.0	34.6	33%
Other receivables	1.6	3.2	-51%
Deferred tax assets	53.2	54.2	-2%
Non-current assets total	295.6	229.1	29%
Current assets
Inventories	1,592.5	1,746.6	-9%
Trade and other receivables	213.5	235.4	-9%
Income tax receivables	2.1	6.5	-68%
Cash and cash equivalents	89.7	66.4	35%
Current assets total	1,897.8	2,054.9	-8%
Total assets	2,193.3	2,284.0	-4%

EQUITY AND LIABILITIES
Equity
Share capital	149.2	149.2	0%
Legal reserve	1.5	1.5	-3%
Other reserves	0.7	-0.0
Treasury shares	-7.2	-8.3	-13%
Translation differences	-216.5	-185.0	17%
Fair value reserve	-0.0	-0.3	-98%
Retained earnings	636.9	606.7	5%
Total equity attributable to the equity holders of the parent company	564.7	563.9	0%
Non-controlling interest
Equity total	564.7	563.9	0%
Non-current liabilities
Deferred tax liabilities	9.9	17.6	-44%
Pension obligations	2.1	2.1	2%
Provisions	46.0	44.8	3%
Borrowings	344.5	249.1	38%
Other liabilities	53.7	51.0	5%
Total non-current liabilities	456.2	364.6	25%
Current liabilities
Advances received	494.3	473.9	4%
Trade and other payables	392.7	395.2	-1%
Income tax payables	13.0	4.4	197%
Provisions	26.3	31.7	-17%
Borrowings	246.3	450.4	-45%
Total current liabilities	1,172.5	1,355.5	-14%
Total equity and liabilities	2,193.3	2,284.0	-4%

1 The statement of financial position as at 31 December 2016 includes a reclassification of EUR 1.0 million from Other receivables to Interest-bearing receivables to reflect the current business model with joint ventures.

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2.4	Consolidated cash flow statement

EUR million	10-12/17	10-12/16	Change	1-12/17	1-12/16	Change
Result for the period	31.6	15.0	110%	56.6	-7.1
Adjustments	1.0	24.6	-96%	47.1	69.8	-32%
Change in trade and other receivables	26.0	0.9	over thousand %	32.3	-76.3
Change in inventories	89.8	-3.1		100.6	-83.5
Change in current liabilities[1]	52.8	-29.8		34.9	181.9	-81%
Change in working capital, total	168,7	-32.0		167.8	22.0	653%
Cash flow of financial items	-5.2	-5.5	-6%	-26.7	-39.5	-32%
Taxes paid	-1.9	-6.0	-69%	-9.4	-9.1	3%
Continued operations	194.2	-3.9		235.4	36.1	553%
Discontinued operations	-0.2	-0.1	100%	-0.2	-0.2
Net cash generated from operating activities	194.0	-3.9		235.2	35.9	551%
Acquisition of subsidiaries and associated companies, net of cash	-25.9	-15.5		-60.0	-64.6	-7%
Disposal of subsidiaries, associated companies and joint ventures	4.5	0.0		4.5	1.0	320%
Cash outflow from investing activities	-3.0	-4.1	-26%	-18.7	-19.1	-2%
Cash inflow from investing activities	1.4	1.9	-28%	3.3	3.3	-2%
Net cash used in investing activities	-23.0	-17.6	31%	-70.9	-79.2	-10%
Operating cash flow after investments	171.0	-21.5		164.3	-43.3
Change in loan receivables	0.1	-0.5		0.1	-0.6
Change in current liabilities[2]	-151.7	32.0		-109.2	91.3
Proceeds from borrowings	50.0	0.0		110.0	50.0	120%
Repayments of borrowings	-11.4	-11.2	2%	-112.9	-131.4	-14%
Payments of financial leasing debts	0.2	-0.0			-0.0	-100%
Dividends paid	0.0	0.0		-27.6	-27.6	0%
Net cash used in financing activities	-112.9	20.3		-139.6	-18.4	660%
Net change in cash and cash equivalents	58.1	-1.2		24.7	-61.7
Cash and cash equivalents at the beginning of the period	32.2	65.4	-51%	66.4	122.2	-46%
Change in the fair value of the cash equivalents	-0.7	2.2		-1.5	6.0
Cash and cash equivalents at the end of the period	89.7	66.4	35%	89.7	66.4	35%

1 Changes in working capital includes advances received from housing corporation loans
2 Advances received from h ousing corporation loans is presented in change in working capital

38 | Financial Statements Bulletin 2017 |

2.5	Consolidated statement of changes in equity

		Equity attributable to equity holders of the parent company
EUR million	Share capital	Legal reserve	Other reserves	Translation differences	Fair value reserve	Treasury shares	Retained earnings	Total	Non-controlling interest	Equity total
Equity on January 1, 2016	149.2	1.5		-260.2	-0.7	-8.3	641.4	523.0	0.1	523.1
Comprehensive income
Result for the period							-7.1	-7.1	-0.0	-7.1
Other comprehensive income:
Cash flow hedges					0.5			0.5		0.5
- Deferred tax					-0.1			-0.1		-0.1
Change in fair value of defined benefit pension							-1.1	-1.1		-1.1
- Deferred tax							0.2	0.2		0.2
Translation differences				75.2				75.2		75.2
Comprehensive income, total				75.2	0.4		-8.0	67.6	-0.0	67.6
Transactions with owners
Dividend distribution							-27.6	-27.6		-27.6
Share-based incentive schemes						-0.0	1.1	1.1		1.1
Transactions with owners, total						-0.0	-26.5	-26.5		-26.5
Change in non-controlling interests							-0.2	-0.2	-0.1	-0.3
Equity on December 31, 2016	149.2	1.5		-185.0	-0.3	-8.3	606.7	563.9		563.9

		Equity attributable to equity holders of the parent company
EUR million	Share capital	Legal reserve	Other reserves	Translation differences	Fair value reserve	Treasury shares	Retained earnings	Total	Non-controlling interest	Equity total
Equity on January 1. 2017	149.2	1.5		-185.0	-0.3	-8.3	606.7	563.9		563.9
Comprehensive income
Result for the period							56.6	56.6		56.6
Other comprehensive income:
Cash flow hedges					0.3			0.3		0.3
- Deferred tax					-0.1			-0.1		-0.1
Translation differences				-31.4				-31.4		-31.4
Comprehensive income, total				-31.4	0.3		56.6	25.5		25.5
Transactions with owners
Dividend distribution							-27.6	-27.6		-27.6
Share-based incentive schemes			0.7			1.1	1.2	3.0		3.0
Transactions with owners, total			0.7			1.1	-26.4	-24.6		-24.6
Equity on December 31, 2017	149.2	1.5	0.7	-216.5	-0.0	-7.2	636.9	564.7		564.7

39 | Financial Statements Bulletin 2017 |

3	NOTES, IFRS

3.1	Segment information

Segment information are reported according to management reporting for the Group Management Board. The chief operating decision-maker is the YIT Group’s Management Board, which reviews the Group’s internal reporting in order to assess performance and allocate resources to the segments. The Group Management Board reviews the performance of the business segments based on adjusted operating profit. The Group’s three reportable segments are Housing Finland and CEE, Housing Russia, and Business Premises and Infrastructure. The assets and liabilities of the reportable segments are allocated to each segment respectively. Other items include group items related to general administration of the group.

Housing Finland and CEE
-	Development and construction of housing. holiday homes and entire residential areas.
-	Emphasis on own developments

Housing Russia
-	Development and construction of housing and entire residential areas. emphasis on own developments
-	Property maintenance

Business Premises and Infrastructure
-	Development and construction of offices, shopping malls, public facilities, assisted living facilities and other business premises
-	Renovation projects
-	Construction of roads, bridges, tunnels, rail and metro stations, ports and power plants
-	Road and street maintenance
-	Equipment business

Other items
Other items include Group internal services, rental revenue from external customers and Group level unallocated costs.

Segment reporting accounting principles

In the Group’s segments’ reporting to the management, the revenue from own residential and commercial development projects is recognised by multiplying the degree of completion and the degree of sale, i.e. according to the percentage of completion method, which does not fully comply with the Group’s IFRS accounting principles. According to the Group’s IFRS accounting principles, revenue from our own residential construction projects is recognised on completion and in commercial development projects the recognition practice will be evaluated on a case-by-case basis and in accordance with the terms and conditions of each contract. The share of income and expenses to be recognised is calculated by multiplying the percentage of completion by the percentage of sale multiplied by the occupancy rate. YIT usually sells own commercial development projects to investors either prior to construction or during an early phase. The impact of the difference in reporting principles is shown in the line IFRS adjustment. As a result of the accounting policy, Group figures can fluctuate greatly between quarters. In addition to group reporting, the interest expenses are capitalised according to IAS 23 standard, which causes differences in operating profit and financial expenses between segment reporting and group reporting.

Capital employed and return on capital employed (%) are included in the reports regularly reviewed by the YIT Group's Management Board. These key indicators are reported regularly to Group's Management. Capital employed is determined as follows:

+ Property, plant and equipment and intangible assets
+ Goodwill
+ Shares in associates and joint ventures
+ Inventories
+ Trade receivables and other non-interest-bearing receivables (excl. items related to taxes, interests and distribution of assets)
= Segment’s assets

- Provisions
- Trade payables

40 | Financial Statements Bulletin 2017 |

- Advances received
- Other non-interest-bearing liabilities (excl. items related to taxes, interests and distribution of assets)
= Segment's liabilities

Segment's assets - Segment's liabilities = Capital employed
Return on capital employed % = Segment's operating profit (12 months) / Capital employed (average) *100

Return on Invested capital is calculated as follows:
Capital employed + unallocated assets – unallocated liabilities (excluding interest-bearing debts)

	1-12/17
EUR million	Housing Finland and CEE	Housing Russia	Business Premises and Infrastructure	Other items and eliminations	Group. POC	IFRS adjustments[1]	Group. IFRS
Revenue	835.2	268.3	814.7	-9.6	1,908.6	85.2	1,993.8
Group internal			9.6	-9.6
Revenue from external customers	835.2	268.3	805.1	0.0	1,908.6	85.2	1,993.8
Share of result from associates and joint ventures	-0.0	0.0	-0.8	0.0	-0.9	0.0	-0.9

Operating profit	76.8	3.2	50.4	-28.1	102.3	-16.8	85.5
Depreciation and amortisation	-1.6	-0.9	-7.3	-4.4	-14.2	0.0	-14.2

Adjusted operating profit	81.7	6.3	56.3	-22.0	122.3	-16.8	105.6
Adjusting items	-4.9	-3.2	-5.9	-6.1	-20.0		-20.0

Unallocated items
Financial income and expenses				-21.1	-21.1	6.5	-14.6
Income taxes				-18.5	-18.5	4.1	-14.3
Result for the period, Group	76.8	3.2	50.4	-67.6	62.8	-6.1	56.6

Segment’s assets	741.1	469.8	575.4	19.3	1,805.6	193.6	1,999.2
Property, plant and equipment, other intangible assets and shares in associated companies and joint ventures	17.4	4.6	148.8	15.4	186.2	0.0	186.2
Goodwill	8.1		0.0	0.0	8.1	0.0	8.1
Inventory	588.5	420.0	306.3	0.0	1,314.8	277.7	1,592.5
Other current receivables	127.1	45.2	120.4	3.9	296.5	-84.2	212.3

Unallocated assets				183.9	183.9	10.3	194.2
Cash and cash equivalents				89.7	89.7	0.0	89.7
Non-current receivables				48.1	48.1	0.0	48.1
Tax related items				45.0	45.0	10.3	55.3
Financial items accruals				1.1	1.1	0.0	1.1
Total assets	741.1	469.8	575.4	203.2	1,989.5	203.9	2,193.3

Gross investments	13.1	2.4	59.9	4.7	80.1	0.0	80.1
Of which investments in associated companies and joint ventures	12.5	0.0	49.1		61.6	0.00	61.6

Segment’s liabilities	309.5	73.0	374.9	-3.4	754.0	252.5	1,006.5
Provisions and pension obligation	47.8	13.4	9.2	3.9	74.4	-0.0	74.4
Trade payables. other liabilities and accruals	217.3	42.2	184.6	-7.4	436.7	1.2	437.9
Advances received	44.4	17.4	181.1	0.1	242.9	251.3	494.3

Unallocated liabilities				623.2	623.2	-1.0	622.1
Borrowings				590.7	590.7	0.0	590.7
Tax related items				23.9	23.9	-1.0	22.9
Financial items accruals				8.5	8.5	0.0	8.5
Total liabilities	309.5	73.0	374.9	619.7	1,377.2	251.4	1,628.7

Segment’s capital employed	431.6	396.8	200.5	22.7	1,051.6	-58.9	992.7
ROCE (last 12 months)	17.4	0.8	26.2	0.0
Invested capital					1,203.0	-47.6	1,155.4

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	1-12/16
EUR million	Housing Finland and CEE	Housing Russia	Business Premises and Infrastructure	Other items and eliminations	Group. POC	IFRS adjustments[1]	Group. IFRS
Revenue	727.9	267.9	797.4	-9.7	1,783.6	-105.3	1,678.3
Group internal		0.0	9.7	-9.7
Revenue from external customers	727.9	267.9	787.7	0.1	1,783.6	-105.3	1,678.3
Share of result from associates and joint ventures	0.0	0.0	-0.6	-0.0	-0.6	0.0	-0.6

Operating profit	59.9	-29.3	38.1	-15.7	52.9	-35.2	17.7
Depreciation and amortisation	-2.5	-3.1	-7.0	-3.9	-16.5	0.0	-16.5

Adjusted operating profit	59.9	-2.3	38.1	-15.7	79.9	-35.2	44.7
Adjusting items		-27.0			-27.0		-27.0

Unallocated items
Financial income and expenses				-39.1	-39.1	19.0	-20.1
Income taxes				-6.4	-6.4	1.7	-4.7
Result for the period, Group	59.9	-29.3	38.1	-61.2	7.4	-14.5	-7.1

Segment’s assets	741.7	524.3	531.2	19.9	1,817.0	302.9	2,120.0
Property, plant and equipment, other intangible assets and shares in associated companies and joint ventures	5.8	5.3	100.9	16.6	128.7	0.0	128.7
Goodwill	8.1	-0.0	0.0	0.0	8.1	0.0	8.1
Inventory	614.6	467.6	283.3	0.0	1,365.5	381.1	1,746.6
Other current receivables	113.2	51.3	147.0	3.2	314.7	-78.1	236.6

Unallocated assets				154.9	154.9	9.1	164.0
Cash and cash equivalents				66.4	66.4	0.0	66.4
Non-current receivables				35.7	35.7	0.0	35.7
Tax related items				51.5	51.5	9.1	60.7
Financial items accruals				1.3	1.3	0.0	1.3
Total assets	741.7	524.3	531.2	174.8	1,971.9	312.1	2,284.0

Gross investments	1.6	0.6	76.5	4.7	83.5	0	83.5
Of which investments in associated companies and joint ventures			63.6		63.6		63.6

Segment’s liabilities	288.2	119.1	347.3	5.5	760.1	222.0	982.2
Provisions and pension obligation	45.5	19.8	8.8	4.4	78.5	0.0	78.5
Trade payables, other liabilities and accruals	193.4	72.3	165.4	1.1	432.3	-2.5	429.8
Advances received	49.3	27.0	173.0	0.0	249.4	224.5	473.9

Unallocated liabilities				606.8	606.8	131.2	737.9
Borrowings				570.3	570.3	129.2	699.5
Tax related items				20.1	20.1	2.0	22.0
Financial items accruals				16.4	16.4	0.0	16.4
Total liabilities	288.2	119.1	347.3	612.3	1,366.9	353.2	1,720.1

Segment’s capital employed	453.5	405.1	183.9	14.3	1,056.9	80.9	1,137.8
ROCE (last 12 months)	13.4	-7.6	21.6	0.0		0.0
Invested capital					1,175.3	88.1	1,263.4

1IFRS adjustments include segments’ total IFRS adjustments. IFRS adjustments related to revenue comprise of the difference between IFRS and POC revenue recognition. IFRS adjustments related to financial items consists capitalisation of interest costs according to IAS23. IFRS adjustments to Income taxes are related to the timing difference of revenue recognition between IFRS and POC.

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Revenue by segments, by quarter
EUR million	10-12/2017	7-9/17	4-6/17	1-3/17	10-12/16	7-9/16	4-6/16	1-3/16
Housing Finland and CEE	206.4	184.0	200.0	244.8	210.0	167.0	184.8	166.0
Housing Russia	95.6	52.0	62.8	57.8	84.0	76.0	58.8	49.1
Business Premises and Infrastructure	254.9	183.7	197.5	178.7	222.4	203.1	222.5	149.4
Other items and eliminations	-2.6	-2.4	-2.5	-2.1	-2.8	-2.3	-2.4	-2.1
Revenue total, POC	554.3	417.3	457.8	479.2	513.7	443.8	463.7	362.4
IFRS adjustment	58.2	2.9	51.1	-26.9	11.4	-24.5	-67.3	-24.8
Revenue total, IFRS	612.4	420.2	509.0	452.2	525.0	419.3	396.4	337.6

Adjusted operating profit by segments, by quarter
EUR million	10-12/17	7-9/17	4-6/17	1-3/17	10-12/16	7-9/16	4-6/16	1-3/16
Housing Finland and CEE	25.1	17.5	19.8	19.4	18.4	12.9	15.8	12.9
Housing Russia	6.1	0.6	1.3	-1.8	2.8	0.7	-2.7	-3.1
Business Premises and Infrastructure	32.5	9.8	9.3	4.7	11.2	8.2	12.7	6.0
Other items and eliminations	-7.4	-3.7	-5.4	-5.6	-3.7	-2.7	-5.6	-3.7
Adjusted operating profit total, POC	56.4	24.2	25.0	16.7	28.7	19.0	20.2	12.1
IFRS adjustment	3.7	-5.7	-2.9	-12.0	-3.3	-12.9	-13.5	-5.4
Adjusted Operating profit total, IFRS	60.1	18.6	22.2	4.7	25.3	6.1	6.6	6.7
Adjustment items, total	-16.0	-3.0	-1.1			-27.0
Operating profit total, IFRS	44.1	15.6	21.1	4.7	25.3	-20.9	6.6	6.7

Adjusted operating profit margin by segments, by quarter
%	10-12/17	7-9/17	4-6/17	1-3/17	10-12/16	7-9/16	4-6/16	1-3/16
Housing Finland and CEE	12.2%	9.5%	9.9%	7.9%	8.7%	7.7%	8.5%	7.7%
Housing Russia	6.4%	1.2%	2.1%	-3.1%	3.3%	0.9%	-4.6%	-6.3%
Business Premises and Infrastructure	12.7%	5.3%	4.7%	2.6%	5.0%	4.0%	5.7%	4.0%
Group total, POC	10.2%	5.8%	5.5%	3.5%	5.6%	4.3%	4.3%	3.3%
Group total, IFRS	9.8%	4.4%	4.4%	1.0%	4.8%	1.5%	1.7%	2.0%

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3.2	Geographical information

Revenues from external customers and non-current assets are presented by location in geographical segments in group reporting. Reportable geographical segments are Finland, Russia, Baltic countries and Central Eastern Europe.

Revenue from external customers

EUR million	12/17	12/16	Change
Finland	1,383.0	1,233.3	12%
Russia	363.0	271.6	34%
Baltic countries	126.8	104.8	21%
Central Eastern Europe	121.1	68.6	76%
Group total	1,993.8	1,678.3	19%

Non-current assets

EUR million	12/17	12/16	Change
Finland	178.7	121.5	47%
Russia	4.6	5.3	-13%
Baltic countries	8.9	9.0	-1%
Central Eastern Europe	2.6	1.4	79%
Group total	194.8	137.2	42%

3.3	Earnings per share

	10–12/17	7–9/17	4-6/17	1-3/17	10-12/16	7-9/16	4-6/16	1-3/16
Weighted average number of shares outstanding, undiluted, 1.000 pcs	125.730	125.701	125.643	125.577	125.577	125.577	125.577	125.578
Weighted average number of shares outstanding, diluted, 1.000 pcs	127.636	127.607	127.549	127.366	127.366	127.366	127.366	127.367
Number of shares outstanding at the end of the period, 1.000 pcs	125.815	125.815	125.815	125.577	125.577	125.577	125.577	125.577
Earnings per share, basic, EUR	0.25	0.08	0.09	0.03	0.12	-0.18	0.01	-0.01
Earnings per share, diluted, EUR	0.25	0.08	0.09	0.03	0.12	-0.18	0.01	-0.01

3.4	Adjusted operating profit

YIT group presents adjusted operating profit to reflect the underlying business performance and to enhance comparability between financial periods. APMs should not be considered as a substitute for measures of performance in accordance with the IFRS. Adjusting items in operating profit includes: Material items not part of the normal business such as gains or losses arising from the divestments of a business or part of a business, impairment of goodwill and plots of land, impairment of tangible assets and impairment of other assets, costs on the basis of statutory personnel negotiations and adaption measures, costs associated with business acquisitions, material effect on profit and loss from disputes based on a decision by a court or arbitration proceedings and costs related to the planned merger transaction.

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Reconciliation of adjusting items
EUR million	1-12/17	1-12/16	Change
Operating profit, IFRS	85.5	17.7	383%
Expenses related to revaluation of inventory	14.0	18.0	-22%
Transaction cost related to planned merger	6.1
Project expense provision related to plots in Moscow area		6.6
Impairment of goodwill		2.4
Adjusted operating profit, IFRS	105.6	44.7	136%
IFRS adjustments	16.8	35.2
Adjusted operating profit, POC	122.3	79.9	53%

Adjusting items by segments
EUR million	1-12/17	1-12/16
Housing Finland and CEE	-4.9
Housing Russia	-3.2	-27.0
Business Premises and Infrastructure	-5.9
Other items and eliminations	-6.1
Group total	20.0	-27.0

Adjusting items allocated to segments relate to revaluation of inventory. In 2017 a EUR 6.1 million adjusting item was recognised in Other items related to the planned merger with Lemminkäinen. In 2016 the operating profit of Housing Russia included a cost of EUR 27.0 million, of which EUR 18.0 million were related to the impairment of land plots and EUR 9.0 million cost related to four plots located in Moscow region so that their value relates to the current dialog with the authorities. Of this amount EUR 2.4 million was allocated to impairment of goodwill in Russia.

3.5	Property, plant and equipment

EUR million	12/17	12/16	Change
Carrying value at the beginning of the period	53.2	47.4	12%
Translation difference	-0.4	1.1
Increase	15.6	13.9	12%
Decrease	-4.0	-4.2	-5%
Depreciation and value adjustments	-11.1	-10.6	5%
Reclassifications	1.4	5.6	-74%
Carrying value at the end of the period	54.8	53.2	3%

3.6	Inventories

EUR million	12/17	12/16	Change
Raw materials and consumables	4.3	6.3	-32%
Work in progress	789.5	899.9	-12%
Land areas and plot owning companies	570.1	620.7	-9%
Shares in completed housing and real estate companies	193.6	171.9	13%
Advance payments	33.8	45.4	-26%
Other inventories	1.2	2.4	-52%
Total inventories	1,592.5	1,746.6	-9%

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3.7	Financial risk management

The main financial risks include liquidity risk, credit risk and market risks, such as currency and interest rate risk, and their management is a part of the Group's treasury policy. The Board of Directors has approved the Corporate Treasury Policy. The Group Treasury is responsible for the practical implementation of the policy in association with the business units.
The Group's strategic financial targets guide the use and management of the Group's capital. Achieving the strategic targets is supported by maintaining an optimum Group capital structure. Capital structure is mainly influenced by controlling investments and the amount of working capital tied to business operations.

3.8	Borrowings and fair value

Borrowings which have different fair value and carrying value
EUR million	12/17 Carrying value	12/17 Fair value	12/16 Carrying value	12/16 Fair value
Non-current liabilities
Bonds	149.7	155.6	149.5	152.4
Loans from financial institutions	110.5	106.7	5.4	4.7
Pension loans	49.9	48.9	60.7	56.4
Other loans	34.3	34.3	33.5	33.5
Finance lease liabilities
Non-current liabilities, total	344.4	345.5	249.1	247.0

Current liabilities
Bonds
Loans from financial institutions	4.5	4.5	84.4	84.4
Overdraft facility used			0.0	0.0
Pension loans	5.5	5.5	21.0	21.0
Commercial papers	150.6	150.6	68.9	68.9
Developer contracting liabilities
Receivables sold to financing companies[1]			226.0	226.0
Liability in housing corporation loans[2]	85.6	85.6	50.0	50.0
Other loans
Finance lease liabilities	0.1	0,1	0.1
Current liabilities, total	246.3	246.3	450.4	450.3

1The construction-stage contract receivables sold to banks and other financing companies totaled EUR 12.9 million (EUR 258.5 million) at the end of the period. Of this amount, EUR 0.0 million (EUR 226.0 million) is included in interest-bearing liabilities on the balance sheet and the remainder comprises receivables which qualify for derecognition according to IAS 39.15–37 and AG 36–52. Possible re-purchase liabilities in off-balance sheet items are related to violations in contract agreements. The interest paid on receivables sold to financing companies, EUR 3.3 million (EUR 3.9 million), is included in net financial expenses.
2The interest on shares in the housing corporation loans of unsold completed residences is recognised in project expenses, because it is included in housing corporation maintenance charges.

The fair values of bonds are based on the market price at the closing date. The fair values of other non-current loans are based on discounted cash flows. Discount rate is defined to be the rate YIT Group was to pay for equivalent external loans at the closing date. It consists of risk free market rate and company and maturity related risk premium 2.02-3.00% (3.07-4.24% on Dec 31, 2016) p.a.

Fair value estimation
Group measures the fair value measurement hierarchy as follows:
Level 1: The fair values of financial instruments are based on quoted prices in active markets. A market can be considered active if quoted prices are regularly available and the prices represent the actual value of the instrument in liquid trading.

46 | Financial Statements Bulletin 2017 |

Level 2: Financial instruments are not traded in active and liquid markets. The value of a financial instrument can be determined based on market value and potentially partially derived value measurement. If, however, the factors affecting the fair value of the instrument are available and observable, the instrument belongs to level 2.
Level 3: The valuation of a financial instrument is not based on observable market data, and other factors affecting the fair value of the instrument are not available and observable. The following table presents the Group's assets and liabilities that are measured at fair value and their levels. Following table presents the group's assets and liabilities that are measured at fair value and their levels.

Assets, EUR million	12/17 Level 1	12/17 Level 2	12/16 Level 1	12/16 Level 2
Available-for-sale investments
Derivatives (hedge accounting not applied)		0.2		1.2
Total assets		0.2		1.2

Liabilities, EUR million	12/17 Level 1	12/17 Level 2	12/16 Level 1	12/16 Level 2
Derivatives (hedge accounting not applied)		3.9		10.6
Derivatives (hedge accounting applied)		0.1		0.4
Total liabilities		4.0		11.0

There were neither transfers between level 1 and 2 nor assets categorised at level 3.

3.9	Change in contingent liabilities and assets and commitments

EUR million	12/17	12/16	Change
Collateral given for own commitments
Corporate mortgages

Guarantees on behalf of its associated companies	5.0	5.0

Other commitments
Investment commitments	22.4	57.4	-61%
Repurchase commitments	265.2	285.2	-7%
Operating leases	97.8	118.3	-17%
Rental guarantees for clients	4.4	3.9	13%

Liability under derivative contracts
Value of underlying instruments
Interest rate derivatives	275.0	335.0	-19%
Foreign exchange derivatives	22.4	52.1	-72%
Fair value
Interest rate derivatives	-3.8	-7.1	-61%
Foreign exchange derivatives		-2.7	-100%

YIT Corporation’s guarantees on behalf of its subsidiaries	1,023.7	1,429.2	-28%

As a result of the partial demerger registered on September 30, 2013, YIT Corporation had secondary liability for guarantees transferred to Caverion Corporation, with a maximum total amount of on December 31, 2017 EUR 18.4 million (on December 31. 2016: EUR 37.4 million).

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3.10	Minimum payment of non-cancellable lease agreements

EUR million	12/17	12/16	Change
No later than 1 year	29.1	27.6	4%
1-5 years	59.6	73.2	-19%
Later than 5 years	9.1	17.5	-48%
Group total	97.8	118.3	-18%

3.11	Related party transactions

The Group’s related parties include key executives, associated companies, joint ventures, and companies outside of the Group that a person in an executive position in the YIT Group can be expected to exercise influence over. Key executives include members of the Board of Directors and the Management Board.

EUR million	1-12/17	1-12/16	Change
Sales of goods and services
Associates and joint ventures	180.4	211.1	-15%

Purchases of goods and services
Companies controlled by key executives	15.7	11.8	33%

EUR million	12/17	12/16	Change
Trade and other receivables
Associates and joint ventures	1.1	13.2	-92%
Companies controlled by key executives		0.3

Trade and other payables
Associates and joint ventures		0.0
Companies controlled by key executives	1.0	1.7	-45%

Transactions with related parties are conducted at arm’s length. During the presented reporting periods there have been no sales of goods and services with companies controlled by key executives or purchases of goods and services with associates and joint ventures. There have been no transactions with Other related party during the presented periods.

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4	ADDITIONAL INFORMATION

4.1	Reconciliation of certain segment reporting items

Reconciliation of earnings per share
EUR	1–12/17	1–12/16	Change
Earnings per share, attributable to the equity holders of the parent company
Basic, POC	0.50	0.06	753%
IFRS adjustment	-0.05	-0.12	-58%
Basic, IFRS	0.45	-0.06

Diluted, POC	0.49	0.06	740%
IFRS adjustment	-0.05	-0.11	-58%
Diluted, IFRS	0.44	-0.06

Reconciliation of EBITDA
EUR million	10-12/17	10-12/16	Change	1-12/17	1-12/16	Change
Operating profit, IFRS	44.1	25.3	74%	85.5	17.7	383%
IFRS adjustments	3.7	-3.3		-16.8	-35.2	-52%
Operating profit, POC	40.4	28.7	41%	102.3	52.9	93%
Amortisations, Depreciations and Impairments	-3.6	-6.7	-47%	-14.2	-16.5	-14%
EBITDA, POC	44.0	35.4	24%	116.6	69.4	68%

4.2	Key figures by quarter, IFRS

	10-12/17	7-9/17	4-6/17	1-3/17	10-12/16	7-9/16	4-6/16	1-3/16
Revenue, EUR million	612.4	420.2	509.0	452.2	525.0	419.3	396.4	337.6
Operating profit, EUR million	44.1	15.6	21.1	4.7	25.3	-20.9	6.6	6.7
% of revenue	7.2%	3.7%	4.1%	1.0%	4.8%	-5.0%	1.7%	2.0%
Financial income and expenses net, EUR million	-4.6	-3.3	-6.4	-0.3	-3.6	-3.9	-4.9	-7.8
Profit before taxes, EUR million	39.5	12.2	14.7	4.5	21.8	-24.8	1.8	-1.2
% of revenue	6.4%	2.9%	2.9%	1.0%	4.1%	-5.9%	0.4%	-0.3%
Profit for the review period. attributable to equity holders of the parent company, EUR million	31.6	10.2	11.4	3.4	15.0	-22.6	1.4	-0.9
Gross capital expenditures, EUR million	30.5	20.6	11.7	17.3	19.5	12.9	48.1	2.9
% of revenue	5.0%	4.9%	2.3%	3.8%	3.7%	3.1%	12.1%	0.9%

	12/17	9/17	6/17	3/17	12/16	9/16	6/16	3/16
Return on investment. from the last 12 months, %	7.2%	5.7%	2.7%	1.5%	1.6%	1.8%	3.6%	4.9%
Equity ratio, %	33.2%	30.6%	30.7%	31.1%	31.2%	30.1%	32.9%	31.5%
Net interest-bearing debt, EUR million	455.0	626.2	573.3	551.1	598.6	577.9	556.6	554.5
Gearing ratio, %	88.7%	124.0%	115.0%	103.6%	112.3%	118.9%	104.8%	108.6%
Unrecognised order backlog at the end of the period, EUR million	2,912.7	2,924.2	2,969.7	3,088.9	3,048.2	3,072.0	3,124.1	2,575.2
- of which activities outside Finland, EUR million	803.1	908.6	911.4	1,005.6	972.8	1,051.5	1,072.7	963.1
Personnel at the end of the period	5,427	5,533	5,776	5,407	5,261	5,282	5,632	5,276
Personnel, average during the year	5,533	5,549	5,503	5,367	5,361	5,387	5,388	5,297
Balance sheet total, EUR million	2,193.3	2,225.0	2,214.5	2,335.0	2,284.0	2,219.2	2,108.4	2,035.4
Average share price during the period[1], EUR	6.94	7.11	7.05	6.88	6.14	5.68	5.37	4.92
Share price at the end of the period, EUR	6.37	6.92	7.32	6.34	7.59	7.17	6.45	4.97
Market capitalisation at the end of the period, EUR million	801.4	870.6	921.0	796.2	953.1	900.4	810.0	624.1
Equity per share, EUR	4.49	4.29	4.24	4.54	4.49	4.09	4.23	4.07
1The calculation principle for average share price was changed from the beginning of 2016. The formula used is provided in the section 1.3 Definitions of key financial figures.

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4.3	Key figures by quarter, segment reporting

	10-12/17	7-9/17	4-6/17	1-3/17	10-12/16	7-9/16	4-6/16	1-3/16
Profit before taxes, EUR million	33.7	15.4	19.5	12.6	21.3	-17.0	10.2	-0.8
Profit for the review period, attributable to equity holders of the parent company, EUR million	26.0	12.3	15.5	8.9	16.1	-15.9	7.9	-0.6
Earnings per share, basic, EUR	0.21	0.10	0.12	0.07	0.13	-0.13	0.06	-0.00
Earnings per share, diluted, EUR	0.20	0.10	0.12	0.07	0.13	-0.13	0.06	-0.00

	12/17	9/17	6/17	3/17	12/16	9/16	6/16	3/16
Equity per share, EUR	4.87	4.71	4.64	4.91	4.82	4.42	4.50	4.27
Invested capital, EUR million	1,203.0	1,201.7	1,127.4	1,142.7	1,175.3	1,130.7	1,102.9	1,140.6
Return on invested capital, from the last 12 months	8.8%	8.0%	5.6%	5.2%	4.7%	3.6%	5.0%	4.7%
Equity ratio	35.1%	34.3%	34.6%	35.4%	35.1%	33.8%	36.4%	34.1%
Net interest-bearing debt, EUR million	455.0	534.4	468.0	409.6	469.3	475.6	466.2	481.3
Gearing	81.8%	97.5%	87.0%	72.8%	83.3%	91.8%	82.5%	89.6%

Order backlog by segments
EUR million	12/17	9/17	6/17	3/17	12/16	9/16	6/16	3/16
Housing Finland and CEE	985.0	890.0	909.3	842.8	833.4	880.2	865.7	857.2
Housing Russia	345.5	373.7	392.3	474.6	463.4	451.1	495.6	508.7
Business Premises and Infrastructure	1,238.0	1,263.9	1,264.2	1,300.9	1,316.3	1,309.5	1,352.8	880.9
Order backlog total, POC	2,568.5	2,527.5	2,565.7	2,618.3	2,613.1	2,640.7	2,714.1	2,246.8
IFRS adjustment	344.2	396.7	403.9	470.6	435.2	431.3	410.1	328.4
Order backlog total, IFRS	2,912.7	2,924.2	2,969.7	3,088.9	3,048.2	3,072.0	3,124.1	2,575.2

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4.4	Consolidated balance sheet, segment reporting

EUR million	12/17	12/16	Change
ASSETS
Non-current assets
Property, plant and equipment	54.8	53.2	3%
Goodwill	8.1	8.1	0%
Other intangible assets	11.3	11.9	-5%
Shares in associated companies and joint ventures	120.1	63.5	89%
Other investments	0.4	0.4	-1%
Interest-bearing receivables	46.0	34.6	37%
Other receivables	1.6	3.2	-63%
Deferred tax assets	42.9	45.1	-2%
Current assets
Inventories	1,314.8	1,365.5	-4%
Trade and other receivables	299.7	320.0	-6%
Cash and cash equivalents	89.7	66.4	35%
Total assets	1,989.5	1,971.9	1%

EQUITY AND LIABILITIES
Equity
Share capital	149.2	149.2	0%
Other equity	463.0	455.8	2%
Non-controlling interest		0.0
Equity total	612.2	605.0	1%
Non-current liabilities
Deferred tax liabilities	10.9	15.7	-26%
Pension liabilities	2.1	2.1	2%
Provisions	46.0	44.8	3%
Borrowings	344.5	249.1	38%
Other liabilities	53.7	51.0	5%
Current liabilities
Advances received	242.9	249.4	-3%
Trade and other payables	404.5	402.1	1%
Provisions	26.3	31.6	-17%
Borrowings	246.3	321.2	-23%
Liabilities total	1,377.2	1,366.9	1%
Total equity and liabilities	1,989.5	1,971.9	1%

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Disclaimer

Notice to Shareholders in the United States

The YIT shares issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT is a Finnish company and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT is located in a non-U.S. jurisdiction, and some or all of its officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders may not be able to sue YIT or its officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT to subject itself to the jurisdiction or judgment of a U.S. court.

U.S. shareholders should be aware that YIT may have purchased Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the merger.

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Together we can do it.

YIT Oyj
PL 36, Panuntie 11
00621 Helsinki
Puh. +358 20 433 111

www.yit.fi

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